
07052109
RECD S.E.C.
APR 2 3 2007
1080
PROCESSED
MAY 2 3 2007
THOMSON
FINANCIAL
SL GREEN
REALTY C
THE BIG PICT
AR/0



800 THIRD AVENUE (COVER) 1185 AVENUE OF THE AMERICAS

THE BIG PICTURE

SL GREEN REALTY CORP. / ANNUAL REPORT 2006

"New York is to the nation what the white spire
is to the village - the visible symbol of aspiration and faith,
the white plume saying "this is the way up!" - E.B. WHITE

TO OUR SHAREHOLDERS

2006 was an incredible year for the United States commercial real estate industry. It was nowhere more incredible than here in New York City. And no one benefited more than SL Green Realty Corp. and its shareholders.

Following several years of building and solidifying an industry leadership position in New York, in 2006 we were well positioned to take full advantage of another year of favorable office market conditions. Beyond our core business operations, our retail investment program and our structured finance activities had become well established, all of which contributed to SL Green's industry leading total return to shareholders. In addition, Gramercy Capital Corp. was coming off its second full year as a stand-alone company, a year when its total return to shareholders also was a leader in its sector.

Little did we know that 2005's unprecedented nationwide REIT M&A activity would be dwarfed by 2006's transactions. And that by the end of 2006, the two-year total of REIT M&A deals would be 36 – worth over $156 billion – with 10 of them involving office REITs. Major public REIT names such as Equity Office, CarrAmerica, Arden and Trizec were about to disappear.

What we did fully recognize, though, was that New York City office market conditions had never looked better for landlords. We knew we had built a great platform and we were in the right place. We saw the Big Picture clearly – here in Manhattan and in the surrounding office submarkets – and understood how emerging economic and overall market trends were making an impact. We felt confident that our team would continue to excel in executing our real estate and capital markets strategies – that we would indeed reach new heights in terms of growth, profitability and shareholder return.

We succeeded. By any reasonable assessment, we accomplished everything we set out to do in 2006.

SL Green was a leader among all U.S. REITS in 2006 – with total return to shareholders reaching 78% and *for the third consecutive year*, we led the way as #1 among all REITs in the office sector. Over the past five years, through December 31, 2006, our shareholders realized a total return of 424%. By year-end, we had grown to become the industry's third largest office REIT, with our market capitalization reaching $10.3 billion.

Our stock price hit a new high near year-end. We again delivered record-breaking, double-digit FFO growth and increased our dividend paid to shareholders by 16.7%. This was the *eighth consecutive annual increase*, even as we continued to retain the maximum earnings allowable. On an annualized basis, the company's dividend now stands at $2.80 per share.

Also by year-end 2006, SL Green's portfolio had grown to 28 prime office properties totaling 19.0 million square feet, concentrated in Manhattan's economically healthiest submarkets. And to take advantage of special opportunities to add value, the portfolio also included 8 urban retail properties totaling approximately 300,000 square feet.

SL Green's properties provide office space to companies spread across New York City's diversified economy. They include many of America's greatest organizations involved in financial services, insurance, accounting, media, publishing, healthcare and fashion, among others. In 2006, we continued to attract such tenants to fill our buildings to capacity and near capacity.

But our most visible accomplishment, our greatest achievement in 2006, was one that didn't show up in our year-end statistics. It was the successful bid to acquire Reckson Associates Realty Corp. – announced in August, approved by Reckson's shareholders in December, and completed in January of 2007.

During an unbelievable year of eye-popping buyouts and mergers – the SL Green acquisition of Reckson stood out as a model of careful deal structuring and firm discipline in the face of intense pressure. At the start, in response to a call for offers for the company, we were among the leading bidders. Then, we saw a unique opportunity to strike a deal to sell the lower-growth portion of the Reckson property portfolio immediately upon closing. This enabled us to emerge with the top offer.

While Reckson's board of directors had to work through a series of obstacles, which is not uncommon when companies work their way through a sale process, rumors abounded that new bidders would step forward. We felt confident, however, that we had made a strong offer to Reckson's shareholders. We had priced and structured our offer in such a way that would ensure us success. One rival group did appear and captured much attention for what it claimed would be a superior offer. Our opponents and other observers predicted that we would blink – that we would raise our offer considerably and perhaps get into a bidding war.

Indeed, we saw Reckson's Manhattan buildings and some of its suburban properties as great complements to our portfolio. So were its organization and some of its other assets. But not at the wrong price. We stood firm. And, in the end, we prevailed.

No one who has ever been involved in a property transaction with SL Green should have been surprised at our discipline. We look at dozens of compelling acquisition opportunities each year. Our deal underwriting and negotiating teams, supported by teams of outstanding property and financial professionals, sort through each potential acquisition and identify those that fit our portfolio profile best. We pursue those opportunities and we successfully complete some of them. But not all of them. We don't take undue risks and we don't overpay just for the sake of growth.

As incredible as our successful Reckson acquisition proved to be, we made several important property investments in 2006, and recapitalized and increased our stakes in others. In any other year – absent the Reckson deal – the execution of these transactions alone would have served to illustrate our deal-making skills.

Transactions that included:

The recapitalization of 485 Lexington Avenue after exceeding performance thresholds in our 18-month repositioning of the property, followed by the subsequent acquisition of an additional ownership stake.

The purchase of a long-term leasehold interest in 521 Fifth Avenue, a 40-story office building ripe for redevelopment.

The recapitalization of 1250 Broadway after repositioning it and doubling its value since 2001. By exceeding performance thresholds, we increased our stake in the property to approximately 66.175% without payment of additional consideration.

Our investment in 800 Third Avenue that further expanded our Grand Central submarket footprint. We originated a loan that we have an option to convert to an equity interest, with tremendous opportunities for building value.

We also chose to take advantage of opportunities to recycle capital by selling non-core properties after successfully positioning them for the market. These included the sales of the 286 and 290 Madison Avenue properties, nearly doubling our five-year investment; the sale of our leasehold interest in 1140 Avenue of the Americas, realizing a gain of more than 200%; and the recapitalization and the sale of a 49.9% interest in 521 Fifth Avenue.



MARC HOLLIDAY
Chief Executive Officer,
Director, Executive Committee

STEPHEN L. GREEN
Chairman of the Board,
Executive Committee

Especially worth noting is the way our retail investment program has really begun to take off. Our most notable 2006 achievement was the assemblage of 125 feet of retail frontage on West 34th Street, the reconstruction of the ground level space and a subsequent triple-net lease agreement with Apple Computer. This repositioning and re-leasing success enabled us to recapitalize the combined properties at an amount that quadrupled our equity investment.

We had similar success with our investment at 1604 Broadway – a restaurant property at a prime Times Square location that historically had underperformed. After investing through a joint venture, we executed a lease on the long-vacant upstairs space that will introduce one of Las Vegas's hottest restaurant concepts to New York City. We recently refinanced this property for six times the original equity investment – with future additional upside potential that could be gained from the ground-floor restaurant space and the billboard signage.

We anticipate similar potential value gains from our 2006 investments in two prime retail locations – 717 Fifth Avenue and 720 Fifth Avenue

We reached new heights in our office leasing efforts in 2006, completing over 2.1 million square feet of lease transactions to reach a record 97 percent occupancy. Major leases included Morgan Stanley at 1221 Avenue of the Americas and Ross Stores at 1372 Broadway. Also, Omnicom at two locations, now making the world's largest advertising agency a tenant at four SL Green properties.

Of course, neither Omnicom nor other tenants would be so loyal to us if it weren't for the outstanding efforts of the people who are managing and constantly improving our properties. These are the largely unsung heroes who work behind the scenes to ensure the best possible tenant experience every day. They've been a critical element of our ability to reach new heights.

So, where do we go from here?

We recognize that we are in a unique position. New York City is undeniably the nation's best office market, reflecting a powerful regional economy and a shortage of available space to meet strong user demand. It has been the best for several years and the outlook is very favorable We have been a leader in this market and now we are *the* leader – not only when it comes to size, but also in our ability to execute our strategies from our leadership position. That superior execution has not only fueled our growth, but it has enabled the acceleration of our growth. We continue to search for ways to maximize our performance on your behalf, and we believe that we have not yet come close to achieving our potential as an enterprise.

We have set ambitious business and financial goals for 2007. We seek another year of superior performance in delivering returns to you.

This performance will be driven in part by a New York City office market that continues to show no sign of slowing down. We'll take advantage of that, of course.

Intense market demand for space and the aggressive efforts of our leasing team will help us to increase occupancy further and continue to increase rental income for every square foot that rolls over into a new or renewed lease.

We'll keep seeking to strategically acquire properties at below replacement cost – often through off-market deals, and often taking advantage of existing partnerships and other industry relationships along with opportunities created by our structured finance investments. We'll be a buyer, but continue to be a highly-disciplined one, in a market where private investors in particular are setting new pricing standards. It no longer is unique for assets to sell in excess of $1,000 per square foot as replacement costs continue to increase and rents continue to accelerate. In comparison, SL Green has been able to acquire approximately $5 billion of assets over the past 24 months at an average acquisition price of approximately $620 per square foot.

At the same time, we'll take advantage of current market pricing to sell non-core assets and realize outsized gains in a tax-efficient manner. In fact, we're already well underway to meeting or exceeding our $1 billion disposition target for 2007. By combining an aggressive sales program with opportunistic buying under current market conditions, we believe we can enhance our growth prospects and upgrade our portfolio, while also hedging against potential future market dislocations.

We'll complete our $71 million redevelopment of 100 Park Avenue, the largest such project in our history, along with the repositioning of 521 Fifth Avenue.

We've further strengthened our portfolio and also our operating platform with the addition of a cadre of outstanding professionals from Reckson. We'll put that increased strength to good use in New York City and selectively in the suburbs.

And we expect to continue to receive significant contributions to our financial results from our alternative investment programs – through our Gramercy Capital Corp. ownership stake, continued success of our retail program and our structured finance investment activity.

We have increased our FFO every year since our IPO, by an annual average of 11%. While many others in the industry are looking to simply maintain their current FFO levels, we continue to seek 10% growth on average. And our objective is to increase the dividend paid to our shareholders for the ninth consecutive year in 2007.

Do we truly believe that we can do this – and that we can deliver the industry's strongest performance for yet another year?

Yes. Because we understand the Big Picture and we know how to take advantage of the opportunities that we see. And we begin every day believing that there are no limits to what we can accomplish. In the world's greatest city, we have the portfolio, the operating platform, the team, the leadership position and the ability to execute at a superior level. On your behalf, we keep reaching for the sky.

Thank you for your continued confidence in us.

Marc Holliday
Chief Executive Officer;
Director, Executive Committee

Stephen L. Green
Chairman of the Board;
Executive Committee


OPERATIONS/CONSTRUCTION
JOSEPH GALASSO
& Life Safety
RICHARD CURRENTI
ANDREW VANDER VEEN
Vice President, Construction
Vice President, Construction
Vice President, Portfolio Manager
Vice President, Portfolio Manager

SENIOR MANAGEMENT

STEVEN M. DURELS
Executive Vice President
Director of Leasing

EDWARD V. PICCINICH
Executive Vice President
Property Management & Construction

NEIL H. KESSNER
Executive Vice President
Leasing Counsel

LEASING

WILLIAM ELDER
Senior Vice President

LARRY SWIGER
Senior Vice President

AMY SCHUSTEK
Vice President

DAVID TURINO
Vice President

ELAINE ANAZAGASTY
Vice President

CHRIS GULDEN
Vice President

HOWARD TENNENBAUM
Executive Vice President

GARY ROSEN
Senior Managing Director

RECKSON WESTCHESTER/CT

[illegible]

Senior Vice President
Controller, Financial Asset Management

BILL MUZZIO
Vice President
Tenant Construction Services

2006 FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31, (In thousands, except per share and rentable square feet data)		2006		2005	% CHANGE
Total Revenue	$	552,277	$	424,186	30.2
Net Income	$	200,844	$	137,544	46.0
Net Income Per Common Share (diluted)	$	4.38	$	3.20	36.9
Funds from Operations (diluted)[1]	$	223,634	$	189,513	18.0
Funds from Operations Per Share (diluted)	$	4.61	$	4.16	10.8
Total Market Capitalization	$	10,257	$	6,269	63.6
Net Rentable Square Feet (including joint ventures)		18,965,600		18,159,900	4.4
ANNUAL DIVIDEND (PER COMMON SHARE)	$	2.50	$	2.22	12.6

[1] A reconciliation of FFO to net income computed in accordance with GAAP is provided on page 42

SL Green Realty Corp. is a self-administered and self-managed real estate investment trust, or REIT, that predominantly acquires, owns, repositions and manages Manhattan office properties. The Company is the only publicly held REIT that specializes in this niche. As of March 1, 2007, the Company owned 33 New York City office properties totaling approximately 24 million square feet, making it New York's largest office landlord. In addition, SL Green holds investment interests in Manhattan retail properties totaling approximately 300,000 square feet at eight properties, along with ownership of 26 suburban assets totaling 3.9 million square feet in Westchester County and Connecticut.

EXECUTIVE MANAGEMENT



ANDREW W. MATHIAS,
Chief Investment Officer

Mr. Mathias, a member of the prestigious Crain's NY Business "40 Under 40" list for 2007, oversees equity and structured finance investments, including acquisitions, dispositions and joint venture programs for SL Green. Since joining SL Green in 1999, he has overseen more than $17 billion of transactions, including the $6 billion acquisition of Reckson Associates completed in January 2007. In addition to providing the business platform for and launching the IPO of Gramercy Capital Corp., where he also serves as Chief Investment Officer.

GREGORY F. HUGHES,
Chief Financial Officer

Joining SL Green in February 2004, Mr. Hughes' tenure coincides exactly with the Company's three-year run as the nation's #1 ranked office REIT. During that time, total return to shareholders has surpassed 250% and the Company's market capitalization has grown from $3.3 billion to $10.6 billion at year-end and over $14 billion with the close of the Reckson acquisition. Mr. Hughes is also Chief Credit Officer of Gramercy Capital Corp.

ANDREW S. LEVINE,
General Counsel,
Executive Vice President and
Corporate Secretary

For 20 years, including his in-house tenure at SL Green since 2000, Mr. Levine has provided counsel for public and private real estate companies, national retailers, REITs, private developers, investment advisers and lenders. Among other accomplishments, as SL Green's general counsel he has facilitated 31 property transactions totaling $13.9 billion, along with the $6 billion Reckson Associates acquisition.

SL GREEN HAS CONSISTENTLY OUT-PERFORMED THE REIT SECTOR, INCLUDING 2006 WITH A TOTAL RETURN OF 78%

1	SL Green Realty Corp.	77.7%
2	Equity Office Ppts	64.3%
3	Boston Properties	62.7%
4	Vornado Realty Trust	51.1%
5	Corp Office Ppts Tr	45.8%
6	Amerivest Ppts Inc	44.3%
7	Cousins Ppts	43.0%
8	Washington REIT	37.8%
9	Maguire Prop Inc	35.1%
10	Parkway Properties	34.5%
11	Reckson Assoc Realty	31.8%
12	HRPT Properties Trst	30.7%
13	Alexandria RE Equities	28.5%
14	Mack Cali Realty Corp.	24.6%
15	Brandywine Realty Tr	24.1%
16	Columbia Equity	22.7%
17	Biomed Realty Trust	22.0%
18	Government Properties	19.7%
19	Investors RE Trust	18.9%
20	Crescent RE Eqty	7.2%
21	American Fin Rlty	3.7%
22	Republic Prop Tr	1.9%

Source: Stifel, Nicolaus & Company, Incorporated Real Estate Group

CONTINUING TO OUTPERFORM
Total return based on $100 investment made in 2001


$100
$529.51
SL GREEN
$239.57
S&P REIT INDEX
$135.03
S&P 500
2001
2002
2003
2004
2005
2006

DIVIDEND GROWTH
(in dollars)


1.40
1.40
1.41
1.48
1.60
1.79
1.90
2.04
2.22
2.50
97
98
99
00
01
02
03
04
05
06

SQUARE FOOT GROWTH
(in millions of SF, does not include RA)


3.32
6.30
8.50
8.66
10.00
11.50
15.10
17.00
18.16
18.97
97
98
99
00
01
02
03
04
05
06

TOTAL MARKET CAPITALIZATION
(in billions of dollars)


0.51
0.85
1.17
1.44
1.80
2.10
3.30
4.60
6.30
10.30
97
98
99
00
01
02
03
04
05
06

FFO PER SHARE
(diluted, in dollars)


1.70
1.94
2.29
2.67
3.00
3.32
3.48
3.77
4.16
4.61
97
98
99
00
01
02
03
04
05
06

SUSAN HIGGINS
Vice President, Property Accounting

KEN PADMORE
Manager of Legal
Administration/Collections

STEVEN WEYMOUTH
Vice President, Property Controller

JAMES RASO (not pictured)
Senior Vice President,
Accounting Operations

ASSET MANAGEMENT

ANDREW FALK
Director, Asset Management

LADD THORNE
Analyst

JOHN GRAHAM
Analyst

THE SL GREEN TEAM

Credit for SL Green's emergence as the most successful company in its industry sector starts with its management team. No one knows New York City commercial real estate better than these individuals, and no one knows better how to generate maximum value on behalf of ownership. They are well supported by teams featuring the brightest, most dedicated individuals in the field — consistently delivering superior execution of acquisitions, dispositions, leasing, operations, construction, administration and financial reporting.


MARKETING
GRAMERCY CAPITAL

'IEW FROM 1350 AVENUE OF THE AMERICAS



THE BIG PICTURE





915 THIRD AVENUE

THE RECKSON ACQUISITION

SL Green's acquisition of Reckson was the right move at the perfect time → New York City's commercial office real estate market hit its full stride in 2006 — with each major property trade setting unprecedented pricing levels. At the same time, exploding demand for space in premier, well positioned, Class A Manhattan office properties — and a dearth of new product to meet that demand — enabled those properties to command extraordinary rents that kept escalating as the year progressed. → In the midst of this unprecedented market swell, SL Green carefully structured its successful $6 billion acquisition of Reckson Associates Realty Corp. — thereby increasing its Manhattan ownership from 19 million square feet to over 24 million square feet and solidifying its standing as New York City's dominant commercial office property owner → Bringing to bear all of the financial sophistication and creativity that has become its hallmark, SL Green added to its portfolio 5.6 million square feet of six irreplaceable, fortress New York City assets — five of them located in the heart of Midtown Manhattan. Additionally, SL Green expanded its reach into Westchester County, with 15 assets totaling 2.3 million square feet, and into Stamford, Connecticut, with nine assets encompassing 1.3 million square feet. Beyond boosting the size of SL Green's portfolio,' the Reckson transaction provided fuel for SL Green's internal "growth engine," as the added portfolio's embedded rents are significantly below market.



120 WEST 45TH STREET (1515 BROADWAY AT RIGHT)



810 SEVENTH AVENUE

The size and scope of the Reckson Associates Realty Corp. acquisition fits perfectly with SL Green's strategy of owning well located, Manhattan office properties. At the core of the transaction is the New York City portfolio, which consists of 919 Third Avenue, 1185 Sixth Avenue, 810 Seventh Avenue, 1350 Sixth Avenue and 120 West 45th Street — in addition to One Court Square in Long Island City.




HOSTED BY:
SAMUEL L. JACKSON
VGA
VIDEO GAME AWARDS
DECEMBER 13
ONE WAY

VIEW FROM BROADWAY


See more at Reuters.com/state
BUBBA
GUMP
1515 BROADWAY

720 FIFTH AVENUE

717 FIFTH AVENUE





THE RETAIL STRATEGY

Fifth Avenue is the world's most celebrated retail corridor, as evidenced by the sheer volume of people shopping along the luxury brand-laden thoroughfare on any given day. Record-breaking demand for space led to a 2006 surge in retail rents that reached $1500 psf. — In four separate, off-market structured transactions, SL Green expanded its Manhattan retail presence in 2006 with investments at 720 Fifth Avenue, 717 Fifth Avenue, 609 Fifth Avenue and 521 Fifth Avenue — a combined total of nearly 200,000 square feet of highly coveted space at some of the city's most sought-after retail locations. — 717 Fifth Avenue commands one of the city's highest retail rents, while 720 Fifth Avenue is home to Abercrombie & Fitch's flagship New York City store. The strikingly attractive properties, which sit diagonally across from each other on 56th Street, are situated just south of Central Park, surrounded by names such as

521 FIFTH AVENUE

609 FIFTH AVENUE




Your Story

Bergdorf Goodman, Louis Vuitton, Cartier and Harry Winston. – 521 Fifth Avenue serves as SL Green's latest redevelopment project. The property is positioned at an ideal location at 43rd Street and Fifth Avenue — near the center of the exciting retail hub emerging from 42nd Street and Fifth Avenue. The property's repositioning strategy focuses on substantially improving the retail space's curb appeal by closing off the building's existing Fifth Avenue lobby entrance, adding nearly 1,500 rentable square feet of valuable Fifth Avenue store front and expanding the retail to include the second floor. – Finally, located next to the renowned Saks Fifth Avenue, 609 Fifth Avenue is home to a true destination retailer — the exclusive Manhattan location for American Girl, Mattel's highly successful line of children's dolls and accessories.


Modern Classic
100 Park Avenue

100 PARK AVENUE

THE SUCCESS OF REDEVELOPMENT

By understanding where a building's maximum potential is within the market, SL Green redevelops, positions and aggressively manages its buildings for out-performance. The most recent example of our success in redevelopment is documented by our extraordinary results at Grand Central Square — which includes 485 Lexington Avenue and 750 Third Avenue. We achieved overall occupancy — at rents significantly above our original underwriting — of 90.5 percent to a top caliber tenancy, including Citibank, St. Paul Travelers, Omnicom and Fairchild Publications in just 29 months after acquisition in July 2004. → The current $70 million redevelopment of 100 Park Avenue was conceived and designed in 2004 in advance of improving market dynamics. At the time, the property's rents met the market in the low $40's per square foot. In two years, Grand Central submarket rents have doubled, and with its stunning new glass and steel façade and improved tenant spaces and amenities, 100 Park Avenue is primed to drive market rents in its immediate vicinity.


485

N FROM 1515 BROADWAY


GE


MILLENN



CENTRAL PARK
COLUMBUS CIRCLE
57TH STREET
GRAND CENTRAL TERMINAL
UNITED NATIONS
42ND STREET
TIMES SQUARE
34TH STREET
EMPIRE STATE BUILDING
PENN STATION
PROPERTIES NOT PICTURED
23RD STREET
TENTH AVENUE
NINTH AVENUE
EIGHTH AVENUE
SEVENTH AVENUE
SIXTH AVENUE
FIFTH AVENUE
MADISON AVENUE
PARK AVENUE
LEXINGTON AVENUE
THIRD AVENUE
SECOND AVENUE
FIRST AVENUE

SL GREEN REALTY CORP. NYC PORTFOLIO

PROFORMA AS OF 12/31/06

MAP KEY	PROPERTIES	SUBMARKET	OWNERSHIP	RENTABLE SQ. FEET	PERCENT OF TOTAL SQ. FEET	PERCENT OCCUPANCY 12/31/06
	PROPERTIES 100% OWNED					
	2006 "SAME STORE"					
1	110 East 42nd Street	Grand Central	Fee Interest	181,000	1	98.9
2	125 Broad Street	Downtown	Fee Interest	525,000	2	100.0
3	1372 Broadway	Times Square South	Fee Interest	508,000	2	85.7
4	220 East 42nd Street	Grand Central	Fee Interest	1,135,000	5	100.0
5	292 Madison Avenue	Grand Central	Fee Interest	187,000	1	99.7
6	317 Madison Avenue	Grand Central	Fee Interest	450,000	2	92.2
7	420 Lexington Ave (Graybar)	Grand Central	Operating Sublease	1,188,000	5	98.3
8	440 Ninth Avenue	Penn Station	Fee Interest	339,000	1	99.4
9	461 Fifth Avenue	Midtown	Leasehold Interest[1]	200,000	1	89.7
10	470 Park Avenue South	Park Avenue South/Flatiron	Fee Interest	260,000	1	98.3
11	555 West 57th Street	Midtown West	Fee Interest	941,000	4	99.9
12	625 Madison Avenue	Plaza District	Leasehold Interest	563,000	2	97.3
13	673 First Avenue	United Nations	Leasehold Interest	422,000	2	96.8
14	70 West 36th Street	Times Square South	Fee Interest	151,000	1	99.6
15	711 Third Avenue	Grand Central	Operating Sublease[2]	524,000	2	100.0
16	750 Third Avenue	Grand Central	Fee Interest	780,000	3	98.0
	Subtotal/Weighted Average			**8,354,000**	**34**	**97.5**
	2006/2007 ADJUSTMENTS					
17	19 West 44th Street	Midtown	Fee Interest	292,000	1	97.4
18	28 West 44th Street	Midtown	Fee Interest	359,000	1	96.5
19	485 Lexington Avenue	Grand Central	Fee Interest	921,000	4	90.5
20	609 Fifth Avenue	Rockefeller Center	Fee Interest	160,000	1	98.8
21	1185 Avenue of the Americas[3]	Rockefeller Center	Leasehold Interest	1,062,000	4	100.0
22	120 West 45th Street[3]	Midtown	Fee Interest	444,000	2	100.0
23	1350 Avenue of the Americas[3]	Rockefeller Center	Fee Interest	562,000	2	91.1
24	810 Seventh Avenue[3]	Times Square	Fee Interest	692,000	3	100.0
25	919 Third Avenue[3]	Grand Central	Leasehold Interest	1,454,000	6	100.0
	Subtotal/Weighted Average			**5,946,000**	**24**	**97.3**
	Total/Weighted Average Properties 100% Owned			**14,300,000**	**58**	**97.5**
	PROPERTIES < 100% OWNED (unconsolidated)					
	2006 "SAME STORE"					
26	One Park Avenue 16.7%	Grand Central	Fee Interest	913,000	4	92.1
27	1250 Broadway 55%	Penn Station	Fee Interest	670,000	3	98.6
28	1515 Broadway 55%	Times Square	Fee Interest	1,750,000	7	99.0
29	100 Park Avenue 50%	Grand Central	Fee Interest	834,000	3	92.1
30	1221 Avenue of the Americas 45%	Rockefeller Center	Fee Interest	2,550,000	10	97.3
	Subtotal/Weighted Average			**6,717,000**	**27**	**97.3**
	2006/2007 ADJUSTMENTS					
31	521 Fifth Avenue 50.1%	Midtown	Leasehold Interest[1]	460,000	2	90.4
32	800 Third Avenue 45.1%	Grand Central	Fee Interest	526,000	2	96.9
33	One Madison Avenue 55%	Park Avenue	Fee Interest	1,176,900	5	98.6
34	One Court Square[3] 30%	Long Island City	Fee Interest	1,402,000	6	100.0
	Subtotal/Weighted Average			**3,564,900**	**15**	**97.8**
	Total/Weighted Average Properties Less than 100% Owned			**10,281,900**	**42**	**97.5**
	Year End 2006 Grand Total			**24,581,900**	**100**	**97.5**

[1] Fixed Price Option to Acquire the Fee.
[2] Including Ownership of 50% in Building Fee
[3] Proforma to give effect to Reckson assets acquired on 1/25/07.

RETAIL & DEVELOPMENT PROPERTIES

MAP KEY	PROPERTIES	SUBMARKET	OWNERSHIP	RENTABLE SQ. FEET	PERCENT OF TOTAL SQ. FEET	PERCENT OCCUPANCY 12/31/06
35	One Madison Avenue - Clock Tower 30%	Park Avenue	Fee Interest	220,000	43	0.0
36	1551-1555 Broadway 50%	Times Square	Fee Interest	23,600	5	0.0
37	1604 Broadway 45%	Times Square	Leasehold Interest	41,100	8	72.7
38	21 West 34th Street 50%	Herald Square/Penn Station	Fee Interest	20,100	4	100.0
39	25-27 West 34th Street 50%	Herald Square/Penn Station	Fee Interest	21,700	4	0.0
40	29 West 34th Street 50%	Herald Square/Penn Station	Fee Interest	29,300	6	58.8
41	379 West Broadway 45%	Cast Iron/Soho	Leasehold Interest	62,006	12	100.0
42	717 Fifth Avenue 92%	Midtown/Plaza District	Fee Interest	76,400	15	63.1
43	141 Fifth Avenue 50%	Flatiron	Fee Interest	21,500	4	100.0
	Total/Weighted Average Retail/Development Properties			**515,706**	**100**	**n/a**

SL GREEN REALTY CORP. SUBURBAN PORTFOLIO

PROFORMA AS OF 12/31/06 TO GIVE EFFECT TO RECKSON ASSETS ACQUIRED ON 1/25/07

MAP KEY	PROPERTIES	SUBMARKET	OWNERSHIP	RENTABLE SQ. FEET	PERCENT OF TOTAL SQ. FEET	PERCENT OCCUPANCY 12/31/06
	PROPERTIES 100% OWNED - 2006/2007 ADJUSTMENTS					
	WESTCHESTER					
1	1 International Drive - Bldg 1	Rye Brook	Fee Interest	90,000	3	100.0
2	2 International Drive - Bldg 2	Rye Brook	Fee Interest	90,000	3	100.0
3	3 International Drive - Bldg 3	Rye Brook	Fee Interest	90,000	3	89.3
4	4 International Drive - Bldg 4	Rye Brook	Fee Interest	90,000	3	98.4
5	5 International Drive - Bldg 5	Rye Brook	Fee Interest	90,000	3	69.8
6	6 International Drive - Bldg 6	Rye Brook	Fee Interest	90,000	3	100.0
7	100 + 120 White Plains Road	Tarrytown	Fee Interest	211,000	6	97.0
8	520 White Plains Road	Tarrytown	Fee Interest	180,000	5	74.2
9	115-117 Stevens Avenue	Valhalla	Fee Interest	178,000	5	89.6
10	100 Summit Lake Drive	Valhalla	Fee Interest	210,000	6	87.3
11	200 Summit Lake Drive	Valhalla	Fee Interest	241,000	7	99.1
12	500 Summit Lake Drive	Valhalla	Fee Interest	209,000	6	77.1
13	140 Grand Street	White Plains	Fee Interest	130,100	4	94.5
14	360 Hamilton Avenue	White Plains	Fee Interest	384,000	11	94.6
	CONNECTICUT					
15	1055 Washington Blvd	Stamford	Leasehold Interest	182,000	5	93.8
16	680 Washington Blvd	Stamford	Fee Interest	133,000	4	94.7
17	750 Washington Blvd	Stamford	Fee Interest	192,000	5	95.2
18	1 Landmark Square	Stamford	Fee Interest	299,000	8	77.5
19	2 Landmark Square	Stamford	Fee Interest	36,000	1	77.0
20	3 Landmark Square	Stamford	Fee Interest	130,000	4	99.5
21	4 Landmark Square	Stamford	Fee Interest	105,000	3	65.7
22	5 Landmark Square	Stamford	Fee Interest	58,000	2	100.0
23	6 Landmark Square	Stamford	Fee Interest	172,000	5	74.8
	Total/Weighted Average Properties 100% Owned			**3,590,100**	**100**	**89.0**
	Year End 2006 Proforma Grand Total			**3,590,100**	**100**	**89.0**


HUDSON RIVER
VALHALLA
684
CONNECTICUT
15
9 10
11 12
95
TARRYTOWN
7 8
15 16 17
18 19 20
21 22 23
1 2 3
4 5 6
RYE BROOK
STAMFORD
13 14
WHITE PLAINS
87
287
WESTCHESTER
LONG ISLAND SOUND

Index to Financial Information

SELECTED FINANCIAL DATA

The following table sets forth our selected financial data and should be read in conjunction with our Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

In connection with this Annual Report, we are restating our historical audited consolidated financial statements as a result of Statement of Financial Accounting Standards No. 144, or SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During the periods presented below, we classified properties as held for sale and, in compliance with SFAS No. 144, have reported revenue and expenses from these properties as discontinued operations, net of minority interest, for each period presented in our Annual Report. This reclassification had no effect on our reported net income or funds from operations.

We are also providing updated summary selected financial information, which is included below reflecting the prior period reclassification as discontinued operations of the property classified as held for sale during 2006.

	Year Ended December 31,				
Operating Data (In thousands, except per share data)	2006	2005	2004	2003	2002
Total revenue	$552,277	$424,189	$329,005	$266,160	$196,967
Operating expenses	125,912	99,465	80,092	68,167	44,740
Real estate taxes	75,204	58,036	45,632	37,602	22,812
Ground rent	20,150	19,250	15,831	13,213	12,289
Interest	96,349	77,353	61,636	44,404	34,321
Amortization of deferred finance costs	4,425	4,461	3,275	3,844	3,427
Depreciation and amortization	75,085	58,649	46,206	36,135	27,512
Marketing, general and administration	65,741	44,215	30,279	17,131	13,282
Total expenses	462,866	361,429	282,951	220,496	158,383
Income from continuing operations before items	89,411	62,760	46,054	45,664	38,584
Equity in net (loss) income from affiliates	–	–	–	(196)	292
Equity in net income of unconsolidated joint ventures	40,780	49,349	44,037	14,871	18,383
Income from continuing operations before minority interest and gain on sales	130,191	112,109	90,091	60,339	57,259
Minority interest	(11,116)	(6,620)	(5,320)	(3,637)	(3,266)
Income before gains on sale	119,075	105,489	84,771	56,702	53,993
Gain on sale of properties/partial interests	3,451	11,550	22,012	3,087	–
Income from continuing operations	122,526	117,039	106,783	59,789	53,993
Discontinued operations (net of minority interest)	98,193	40,380	102,647	38,370	20,338
Net income	220,719	157,419	209,430	98,159	74,331
Preferred dividends and accretion	(19,875)	(19,875)	(16,258)	(7,712)	(9,690)
Income available to common stockholders	$200,844	$137,544	$193,172	$ 90,447	$ 64,641
Net income per common share – Basic	$ 4.50	$ 3.29	$ 4.93	$ 2.80	$ 2.14
Net income per common share – Diluted	$ 4.38	$ 3.20	$ 4.75	$ 2.66	$ 2.09
Cash dividends declared per common share	$ 2.50	$ 2.22	$ 2.04	$ 1.895	$ 1.7925
Basic weighted average common shares outstanding	44,593	41,793	39,171	32,265	30,236
Diluted weighted average common shares and common share equivalents outstanding	48,495	45,504	43,078	38,970	37,786

Balance Sheet Data (In thousands)	As of December 31, 2006	2005	2004	2003	2002
Commercial real estate, before accumulated depreciation	$3,055,159	$2,222,922	$1,756,104	$1,346,431	$ 975,776
Total assets	4,632,227	3,309,777	2,751,881	2,261,841	1,473,170
Mortgage notes payable, revolving credit facilities, term loans and trust preferred securities	1,815,379	1,542,252	1,150,376	1,119,449	541,503
Minority interests	127,893	99,061	75,064	54,791	44,718
Preferred Income Equity Redeemable Shares℠	–	–	–	–	111,721
Stockholders' equity	2,394,883	1,459,441	1,347,880	950,782	626,645

Other Data (In thousands)	Year Ended December 31, 2006	2005	2004	2003	2002
Funds from operations available to common stockholders[1]	$ 223,634	$ 189,513	$ 162,377	$ 128,780	$116,230
Funds from operations available to all stockholders[1]	223,634	189,513	162,377	135,473	125,430
Net cash provided by operating activities	189,634	138,398	164,458	96,121	116,694
Net cash used in investment activities	(750,902)	(465,674)	(269,045)	(509,240)	(67,074)
Net cash provided by (used in) financing activities	654,342	315,585	101,836	393,645	(4,793)

[1] Funds From Operations, or FFO, is a widely recognized measure of REIT performance. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002 defines FFO as net income (loss) (computed in accordance with generally accepted accounting principles, or GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITS, particularly those that own and operate commercial office properties. We also use FFO as one of several criteria to determine performance-based bonuses for members of our senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

A reconciliation of FFO to net income computed in accordance with GAAP is provided under the heading of "Management's Discussion and Analysis of Financial Condition and Results of Operations – Funds From Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

SL Green Realty Corp., or the company, a Maryland corporation, and SL Green Operating Partnership, L.P., or the operating partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. We are a self-managed real estate investment trust, or REIT, with in-house capabilities in property management, acquisitions, financing, development, construction and leasing. Unless the context requires otherwise, all references to "we," "our" and "us" means the company and all entities owned or controlled by the company, including the operating partnership.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in Item 8 of this Annual Report on Form 10-K.

In 2006, investor demand for commercial real estate, particularly in New York City, continued to escalate. This demand was driven by a continued low interest rate environment, availability of capital, low vacancy rates and increasing rental rates.

New York City sales activity in 2006 surpassed 2005 by approximately $10.0 billion, as total volume reached approximately $30.0 billion. Several 2006 transactions traded hands at prices in excess of $1,000.00 per square foot.

Leasing activity for Manhattan, a borough of New York City, totaled approximately 27.1 million square feet compared to approximately 25.5 million square feet in 2005. Of the total 2006 leasing activity in Manhattan, the Midtown submarket accounted for approximately 18.7 million square feet, or 69.0%. As a result, Midtown's overall vacancy decreased from 7.8% in 2005 to 6.4% in 2006.

Overall asking rents in Midtown increased from $47.80 at year-end 2005 to $59.46 at year-end 2006, an increase greater than 24.0%. This increase in leasing activity was led by financial services firms, law firms and education/government agencies. Midtown saw positive absorption of 2.6 million square feet.

During 2006, minimal new office space was added to the Midtown office inventory. In a supply-constrained market, there are only 3.6 million square feet under construction in Midtown as of year-end, 84% of which is already pre-leased.

We saw significant increases in short-term interest rates, although they still remain low compared to historical levels. The 30-day LIBOR rate ended 2006 at 5.32%, a 93 basis point increase from the end of 2005. Ten-year US Treasuries ended 2006 at 4.71%, a 35 basis point increase from the end of 2005.

We once again had an active year in 2006. Highlights included:

- Acquired six properties for approximately $1.5 billion, encompassing 3.6 million square feet;
- Acquired interests in four retail properties for approximately $265.0 million, encompassing 127,000 square feet;
- Sold three properties for an aggregate gross sales price of $400.5 million;
- Invested approximately $20.1 million in Gramercy Capital Corp., or Gramercy, a specialty finance company;
- Originated approximately $45.0 million of new structured finance investments, net of redemptions;
- Issued approximately 6.5 million shares of our common stock, raising net proceeds of approximately $800.3 million in two separate transactions;
- Closed on approximately $500.0 million of mortgage financings;
- Formed Belmont Insurance Corp., or Belmont, an insurance captive;
- Increased portfolio occupancy from 96.7% at December 31, 2005 to 97.0% at December 31, 2006, and
- Signed 216 office leases totaling 2.0 million square feet during 2006 while increasing the cash rents paid by new tenants on previously occupied space by 21.5% over the most recent cash rent paid by the previous tenants for the same space.

In addition to the highlights noted above, the year culminated with the approval of our merger with Reckson Associates Realty Corp., or Reckson, by that company's stockholders on December 7, 2006. This $6.0 billion merger subsequently closed on January 25, 2007. Simultaneously, we sold approximately $2.0 billion of the Reckson assets to an asset-purchasing venture, which includes certain former members of Reckson's senior management. The transaction includes the acquisition of 30 properties encompassing approximately 9.2 million square feet, of which five properties encompassing approximately 4.2 million square feet are located in Manhattan. In connection with this merger, we issued approximately 9.0 million shares of our common stock, closed on $298.0 million of new mortgage financing and a $500.0 million term loan, and assumed approximately $238.6 million of mortgage debt, approximately $967.8 million of public unsecured notes and approximately $287.5 million of public convertible debt. In connection with the Reckson acquisition, we made loans totaling $215.0 million to the asset purchasing venture. We may syndicate all or a portion of these loans.

Our outlook for 2007 is a continuation of the strong performance demonstrated in 2006.

As of December 31, 2006, our wholly-owned properties consisted of 20 commercial office properties encompassing approximately 10.1 million rentable square feet located primarily in midtown Manhattan, a borough of New York City, or Manhattan. As of December 31, 2006, the weighted average occupancy (total leased square feet divided by total available square feet) of the wholly-owned properties was 96.9%. Our portfolio also includes ownership interests in unconsolidated joint ventures, which own eight commercial office properties in Manhattan, encompassing approximately 8.9 million rentable square feet, and which had a weighted average occupancy of 97.1% as of December 31, 2006. We also own 516,000 square feet of retail (eight) and development (one) properties. In addition, we manage three office properties owned by third parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Rental Property

On a periodic basis, our management team assesses whether there are any indicators that the value of our real estate properties, including joint venture properties and assets held for sale, and structured finance investments may be impaired. If the carrying amount of the property is greater than the estimated expected future cash flow (undiscounted and without interest charges) of the asset or sales price, impairment has occurred. We will then record an impairment loss equal to the difference between the carrying amount and the fair value of the asset. We do not believe that the value of any of our rental properties or structured finance investments was impaired at December 31, 2006 and 2005.

A variety of costs are incurred in the acquisition, development and leasing of our properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on our development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects." The costs of land and building under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portions substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

In accordance with SFAS 141, "Business Combinations," we allocate the purchase price of real estate to land and building and, if determined to be material, intangibles, such as the value of above, below and at-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships are amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal, and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

Investment in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting as we exercise significant influence, but do not control these entities and are not considered to be the primary beneficiary under FIN 46R. We consolidate those joint ventures where we are considered to be the primary beneficiary, even though we do not control the entity. In all the joint ventures, the rights of the minority investor are both protective as well as participating. Unless we are determined to be the primary beneficiary, these rights preclude us from consolidating these investments. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in net income (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years. Equity income (loss) from unconsolidated joint ventures is allocated based on our ownership interest in each joint venture. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic percentage. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. None of the joint venture debt is recourse to us.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. We establish, on a current basis, an allowance for future potential tenant credit losses, which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for structured finance investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

Reserve for Possible Credit Losses

The expense for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that we estimate to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, we establish the provision for possible credit losses by category of asset. When it is probable that we will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2006 or 2005.

Derivative Instruments

In the normal course of business, we use a variety of derivative instruments to manage, or hedge, interest rate risk. We require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

RESULTS OF OPERATIONS

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

The following comparison for the year ended December 31, 2006, or 2006, to the year ended December 31, 2005, or 2005, makes reference to the following: (i) the effect of the "Same-Store Properties," which represents all properties owned by us at January 1, 2005 and at December 31, 2006 and total 16 of our 20 wholly-owned properties, representing approximately 82.1% of our annualized rental revenue, (ii) the effect of the "Acquisitions," which represents all properties or interests in properties acquired in 2005, namely, 28 West 44th Street (February), One Madison Avenue-Clock Tower (April), 19 West 44th Street (June), 141 Fifth Avenue (August), 1604 Broadway (November) and in 2006, namely, 25-27 and 29 West 34th Street (January), 521 Fifth Avenue (March), 609 Fifth Avenue (June), 717 Fifth Avenue (September), 485 Lexington Avenue (December), and (iii) "Other," which represents corporate level items not allocable to specific properties, the Service Corporation and eEmerge. Assets classified as held for sale, are excluded from the following discussion.

Rental Revenues

(in millions)	2006	2005	$ Change	% Change
Rental revenue	$365.1	$285.3	$79.8	28.0%
Escalation and reimbursement revenue	68.1	55.7	12.4	22.3
Total	$433.2	$341.0	$92.2	27.0%
Same-Store Properties	$364.5	$320.7	$43.8	13.7%
Acquisitions	63.2	19.2	44.0	229.2
Other	5.5	1.1	4.4	400.0
Total	$433.2	$341.0	$92.2	27.0%

Occupancy in the Same-Store Properties increased from 96.0% at December 31, 2005 and 97.0% at September 30, 2006 to 97.5% at December 31, 2006. The increase in the Acquisitions is primarily due to owning these properties for a period during the year in 2006 compared to a partial period or not being included in 2005.

At December 31, 2006, we estimated that the current market rents on our wholly-owned properties were approximately 30.2% higher than then existing in-place fully escalated rents. We believe that the trend of increasing rental rates will continue during 2007 and 2008. Approximately 4.0% of the space leased at wholly-owned properties expires during the remainder of 2007.

The increase in escalation and reimbursement revenue was due to the recoveries at the Same-Store Properties ($7.0 million) and the Acquisitions ($4.9 million). The increase in recoveries at the Same-Store Properties was primarily due to electric reimbursements ($0.9 million), operating expense escalations ($4.5 million) and real estate tax escalations ($1.6 million).

Investment and Other Income

(in millions)	2006	2005	$ Change	% Change
Equity in net income of unconsolidated joint ventures	$ 40.8	$ 49.3	$ (8.5)	(17.2)%
Investment and preferred equity income	62.0	45.0	17.0	37.8
Other income	57.1	38.1	19.0	49.9
Total	$159.9	$132.4	$27.5	20.8%

The decrease in equity in net income of unconsolidated joint ventures was primarily due to lower net income contributions from 1515 Broadway ($10.1 million), 1250 Broadway ($0.5 million), 180 Madison Avenue ($0.7 million), Mack-Green joint venture ($2.6 million) and 1221 Avenue of the Americas ($0.9 million). This was partially offset by increased net income contributions from our investments in Gramercy ($6.1 million) and 485 Lexington Avenue ($0.6 million). Occupancy at our joint venture properties decreased from 97.4% at December 31, 2005 to 97.1% at December 31, 2006. At December 31, 2006, we estimated that current market rents at our joint venture properties were approximately 40.9% higher than then existing in-place fully escalated rents. Approximately 4.7% of the space leased at our joint venture properties expires during the remainder of 2007.

The increase in investment and preferred equity income was primarily due to income earned on cash-on-hand ($7.4 million) and fee income received upon redemption of several investments in 2006 in excess of 2005 redemptions. The weighted average investment balance outstanding and weighted average yield were $398.5 million and 10.3%, respectively, for 2006 compared to $393.9 million and 10.5%, respectively, for 2005.

The increase in other income was primarily due to fee income earned by GKK Manager, an affiliate of ours and the external manager of Gramercy (approximately $11.7 million), an increase in lease buy-out income (approximately $6.9 million) and incentive distributions, promote and other income (approximately $1.5 million), which was partially offset by reduced income from the Service Corporation ($1.7 million).

Property Operating Expenses

(in millions)	2006	2005	$ Change	% Change
Operating expense	$125.9	$99.5	$26.4	26.5%
Real estate taxes	75.2	58.0	17.2	29.7
Ground rent	20.2	19.3	0.9	4.7
Total	$221.3	$176.8	$44.5	25.2%
Same-Store Properties	$185.4	$158.2	$27.2	17.2%
Acquisitions	23.7	8.4	15.3	182.1
Other	12.2	10.2	2.0	19.6
Total	$221.3	$176.8	$44.5	25.2%

Same-Store Properties operating expenses, excluding real estate taxes ($10.6 million), increased approximately $16.6 million. There were increases in repairs, maintenance and payroll expenses ($9.5 million), utilities ($1.5 million), insurance costs ($4.3 million), ground rent expense ($0.2 million) and other miscellaneous expenses ($1.1 million), respectively.

The increase in real estate taxes was primarily attributable to the Same-Store Properties ($10.6 million) due to higher assessed property values and the Acquisitions ($6.6 million).

Other Expenses

(in millions)	2006	2005	$ Change	% Change
Interest expense	$100.8	$ 81.8	$19.0	23.2%
Depreciation and amortization expense	75.1	58.6	16.5	28.2
Marketing, general and administrative expense	65.7	44.2	21.5	48.6
Total	$241.6	$184.6	$57.0	30.9%

The increase in interest expense was primarily attributable to borrowings associated with new investment activity and the funding of ongoing capital projects and working capital requirements. The weighted average interest rate increased from 5.54% for the year ended December 31, 2005 to 5.93% for the year ended December 31, 2006. As a result of the new investment activity, the weighted average debt balance increased from $1.5 billion as of December 31, 2005 to $1.95 billion as of December 31, 2006.

Marketing, general and administrative, or MG&A, expenses represented 11.9% of total revenues in 2006 compared to 10.4% in 2005. MG&A expenses for 2006 include approximately $8.1 million of costs associated with Gramercy compared to approximately $7.4 million in 2005. In addition, the compensation committee of our board of directors elected to pay approximately $10.0 million of additional incentive compensation to various senior executives in recognition of their extraordinary efforts in 2006, including the approval of the Reckson merger, as well as the Company's sector leading performance.

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

The following comparison for the year ended December 31, 2005, or 2005, to the year ended December 31, 2004, or 2004, makes reference to the following: (i) the effect of the

"Same-Store Properties," which represents all properties owned by us at January 1, 2004 and at December 31, 2005 and total 14 of our 21 wholly-owned properties, representing approximately 75% of our annualized rental revenue, (ii) the effect of the "Acquisitions," which represents all properties acquired in 2004, namely, 750 Third Avenue (July 2004) and 625 Madison Avenue (October 2004) and in 2005, namely, 28 West 44th Street (February 2005), One Madison Avenue-Clock Tower (April 2005), 19 West 44th Street (June 2005), 141 Fifth Avenue (August 2005), 1604 Broadway (November 2005) and (iii) "Other," which represents corporate level items not allocable to specific properties, the Service Corporation and eEmerge. Assets classified as held for sale in 2004, namely 1466 Broadway and 17 Battery Place and in 2005, namely, 1414 Avenue of the Americas, are excluded from the following discussion. In 2006, 286 Madison Avenue, 290 Madison Avenue and 1140 Avenue of the Americas were classified as held for sale. They have also been excluded from the following discussion.

Rental Revenues

(in millions)	2005	2004	$ Change	% Change
Rental revenue	$285.3	$229.6	$55.7	24.3%
Escalation and reimbursement revenue	55.7	41.8	13.9	33.3
Total	$341.0	$271.4	$69.6	25.6%
Same-Store Properties	$270.6	$259.5	$11.1	4.3%
Acquisitions	69.4	12.9	56.5	438.0
Other	1.0	(1.0)	2.0	200.0
Total	$341.0	$271.4	$69.6	25.6%

Occupancy in the Same-Store Properties decreased slightly from 95.9% at December 31, 2004 to 95.8% at December 31, 2005. The increase in the Acquisitions is primarily due to owning these properties for a period during the year in 2005 compared to a partial period or not being included in 2004.

At December 31, 2005, we estimated that the current market rents on our wholly-owned properties were approximately 18.7% higher than then existing in-place fully escalated rents. Approximately 6.7% of the space leased at our wholly-owned properties expires during 2006. We believe that occupancy rates at the Same-Store Properties will range between approximately 96% and 97% in 2006.

The increase in escalation and reimbursement revenue was primarily due to the recoveries at the Same-Store Properties ($6.3 million), and the Acquisitions ($7.4 million) and in Other ($0.4 million). The increase in recoveries at the Same-Store Properties was primarily due to electric reimbursements ($3.3 million), operating expense recoveries ($1.5 million) and real estate tax recoveries ($1.5 million).

Investment and Other Income

(in millions)	2005	2004	$ Change	% Change
Equity in net income of unconsolidated joint ventures	$ 49.3	$ 44.0	$ 5.3	12.1%
Investment and preferred equity income	45.0	39.1	5.9	15.1
Other	38.1	18.5	19.6	106.0
Total	$132.4	$101.6	$30.8	30.3%

The increase in equity in net income of unconsolidated joint ventures was primarily due to contributions from 1515 Broadway ($0.4 million), 1221 Avenue of the Americas ($1.0 million) and Gramercy ($7.3 million). This was partially offset by decreases at One Madison Avenue-South Building ($1.7 million), 100 Park Avenue, ($1.1 million) and by a reduction in our interest in One Park Avenue from 55% to 16.7% ($1.8 million). Occupancy at our joint venture properties increased from 97.1% in 2004 to 97.4% in 2005. At December 31, 2005, we estimated that current market rents at our joint venture properties were approximately 38.4% higher than then existing in-place fully escalated rents. Approximately 6.3% of the space leased at our joint venture properties expires during 2006.

The increase in investment and preferred equity income was primarily due to the weighted average investment balance outstanding and yield being $393.9 million and 10.5%, respectively, for 2005 compared to $285.0 million and 10.5%, respectively, for 2004. In addition, we recognized a one-time gain on a mortgage investment of $4.2 million in 2004.

The increase in Other was primarily due to an incentive fee recognized in 2005 in connection with the resolution of the MSREF joint ventures ($10.8 million), lease buy-out income ($0.7 million), fee income earned by GKK Manager LLC, an affiliate of ours and the external manager of Gramercy, (approximately $9.2 million), fee income earned by the service corporation ($1.0 million) and fee income from the settlement of a prior structured finance investment (approximately $1.3 million). This was offset by an incentive fee recognized in 2004 in connection with the recapitalization of One Park Avenue (approximately $4.3 million).

Property Operating Expenses

(in millions)	2005	2004	$ Change	% Change
Operating expenses	$ 99.5	$ 80.1	$19.4	24.2%
Real estate taxes	58.0	45.6	12.4	27.2
Ground rent	19.3	15.8	3.5	22.2
Total	$176.8	$141.5	$35.3	25.0%
Same-Store Properties	$138.1	$127.6	$10.5	8.2%
Acquisitions	28.4	4.0	24.4	610.0
Other	10.3	9.9	0.4	4.0
Total	$176.8	$141.5	$35.3	25.0%

Same-Store Properties operating expenses, excluding real estate taxes ($2.8 million), increased approximately $7.7 million. There were increases in advertising, insurance, and condominium management costs ($0.7 million), repairs, maintenance and payroll expenses ($2.1 million), and utilities ($5.5 million). This was partially offset by a decrease in ground rent ($0.6 million).

The increase in real estate taxes was primarily attributable to the Same-Store Properties ($3.0 million) due to higher assessed property values and the Acquisitions ($9.7 million).

Other Expenses

(in millions)	2005	2004	$ Change	% Change
Interest expense	$ 81.8	$ 64.9	$16.9	26.0%
Depreciation and amortization expense	58.6	46.2	12.4	26.8
Marketing, general and administrative expenses	44.2	30.3	13.9	45.9
Total	$184.6	$141.4	$43.2	30.6%

The increase in interest expense was primarily attributable to costs associated with new investment activity and the funding of ongoing capital projects and working capital requirements. The weighted average interest rate decreased from 5.61% for the year ended December 31, 2004 to 5.54% for the year ended December 31, 2005. As a result of the new investment activity, the weighted average debt balance increased from $1.1 billion as of December 31, 2004 to $1.5 billion as of December 31, 2005.

Marketing, general and administrative expenses represented 10.4% of total revenues in 2005 compared to 9.2% in 2004. The increase in marketing, general and administrative expenses are primarily due to the increased headcount at the Company and GKK Manager LLC.

LIQUIDITY AND CAPITAL RESOURCES

We currently expect that our principal sources of working capital and funds for acquisition and redevelopment of properties, tenant improvements and leasing costs and for structured finance investments will include:

(1) Cash flow from operations;

(2) Borrowings under our 2005 unsecured revolving credit facility;

(3) Other forms of secured or unsecured financing;

(4) Proceeds from common or preferred equity or debt offerings by us or the operating partnership (including issuances of limited partnership units in the operating partnership and trust preferred securities); and

(5) Net proceeds from divestitures of properties and redemptions and participations of structured finance investments.

Cash flow from operations is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectibility of rent and operating escalations and recoveries from our tenants and the level of operating and other costs. Additionally, we believe that our joint venture investment programs will also continue to serve as a source of capital for acquisitions. We believe that our sources of working capital, specifically our cash flow from operations and borrowings available under our 2005 unsecured revolving credit facility, and our ability to access private and public debt and equity capital, are adequate for us to meet our short-term and long-term liquidity requirements for the foreseeable future. With the commencement of operations of Gramercy in August 2004, we have reduced our focus on direct structured finance investments.

CASH FLOWS

Cash and cash equivalents were $117.2 million and $24.1 million at December 31, 2006 and December 31, 2005, respectively, representing an increase of $93.1 million. The increase was a result of the following increases and decreases in cash flows (in thousands):

	Year ended December 31,		
	2006	2005	Increase (Decrease)
Net cash provided by operating activities	$ 225,644	$ 138,398	$ 87,246
Net cash used in investing activities	$(786,912)	$(465,674)	$(321,238)
Net cash provided by financing activities	$ 654,342	$ 315,585	$ 338,757

Our principal source of operating cash flow is related to the leasing and operating of the properties in our portfolio. Our properties provide a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and fund quarterly dividend and distribution payment requirements. At December 31, 2006, our portfolio was 97.0% occupied. In addition, rental rates continue to increase and tenant concession packages decrease in the Manhattan marketplace. Our structured finance and joint venture investments also provide a steady stream of operating cash flow to us.

Cash is used in investing activities to fund acquisitions, redevelopment projects and recurring and nonrecurring capital expenditures. We selectively invest in new projects that enable us to take advantage of our development, leasing, financing and property management skills and invest in existing buildings that meet our investment criteria. During the year ended December 31, 2006, we used cash primarily for the following investing activities (in thousands):

Acquisitions of real estate	$(137,045)
Capital expenditures and capitalized interest	(3,644)
Escrow cash-capital improvements/acquisition deposits	(191,559)
Joint venture investments	(39,152)
Distributions from joint ventures	(110,709)
Proceeds from sales of real estate	143,778
Structured finance and other investments	17,093

We generally fund our investment activity through property-level financing, our 2005 unsecured revolving credit facility, term loans or construction loans. During the year ended December 31, 2006, the following financing activities provided the funds to complete the investing activity noted above (in thousands):

Proceeds from our debt obligations	$(281,738)
Repayments under our debt obligations	(180,140)
Net proceeds from sale of common stock	800,269
Other financing activities	23,771
Dividends and distributions paid	(23,406)

Capitalization

As of December 31, 2006, we had 49,839,636 shares of common stock, 2,693,900 units of limited partnership interest in our Operating partnership, 6,300,000 shares of our 7.625% Series C cumulative redeemable preferred stock, or Series C preferred stock and 4,000,000 shares of our 7.875% Series D cumulative redeemable preferred stock, or Series D preferred stock, outstanding.

In 2006, in two offerings, we sold 6,498,100 shares of our common stock. The net proceeds from these offerings (approximately $800.3 million) were used to pay down our unsecured revolving credit facility and fund new investments.

Rights Plan

We have a shareholder rights plan which provides, among other things, that when specified events occur, our common stockholders will be entitled to purchase from us a newly created series of junior preferred shares, subject to our ownership limit described below. The preferred share purchase rights are triggered by the earlier to occur of (1) ten days after the date of a purchase announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 17% or more of our outstanding shares of common stock or (2) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 17% or more of our outstanding common stock. The preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

Dividend Reinvestment and Stock Purchase Plan

We filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRIP, which was declared effective on September 10, 2001. The DRIP commenced on September 24, 2001. We registered 3,000,000 shares of common stock under the DRIP.

During the years ended December 31, 2006 and 2005, we issued approximately 132,000 and 338,000 shares of our common stock and received approximately $13.0 million and $20.4 million of proceeds from dividend reinvestments and/or stock purchases under the DRIP, respectively. DRIP shares may be issued at a discount to the market price.

2003 Long-Term Outperformance Compensation Program

Our board of directors has adopted a long-term, seven-year compensation program for certain members of senior management. The program, which measures our performance over a 48-month period (unless terminated earlier) commencing April 1, 2003, provides that holders of our common equity are to achieve a 40% total return, or baseline return, during the measurement period over a base share price of $30.07 per share before any restricted stock awards are granted. Plan participants will receive an award of restricted stock in an amount between 8% and 10% of the excess total return over the baseline return. At the end of the four-year measurement period, 40% of the award will vest on the measurement date and 60% of the award will vest ratably over the subsequent three years based on continued employment. Any restricted stock to be issued under the program will be allocated from our 1997 Stock Option and Incentive Plan, as amended, which was previously approved through a shareholder vote in May 2002. We will record the expense of the restricted stock award in accordance with Financial Accounting Standards Board, or FASB, Statement No. 123-R, or SFAS 123-R, "Share Based Payment". The fair value of the award on the date of grant was determined to be $3.2 million. Forty percent of the award will be amortized over four years and the balance will be amortized at 20% per year over five, six and seven years, respectively, such that 20% of year five, 16.67% of year six and 14.29% of year seven will be recorded in year one. The total value of the award (capped at $25.5 million) will determine the number of shares assumed to be issued for purposes of calculating diluted earnings per share. Compensation expense of $0.65 million, related to this plan was recorded during each of the years ended December 31, 2006, 2005 and 2004, respectively

2005 Long-Term Outperformance Compensation Program

In December 2005, the compensation committee of our board of directors approved a long-term incentive compensation program, the 2005 Outperformance Plan. Participants in the 2005 Outperformance Plan will share in a "performance pool" if our total return to stockholders for the period from December 1, 2005 through November 30, 2008 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $68.51 per share. The size of the pool will be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum dilution cap equal to the lesser of 3% of our outstanding shares and units of limited partnership interest as of December 1, 2005 or $50 million. In the event the potential performance pool reaches this dilution cap before November 30, 2008 and remains at that level or higher for 30 consecutive days, the performance period will end early and the pool will be formed on the last day of such 30-day period. Each participant's award under the 2005 Outperformance Plan will be designated as a specified percentage of the aggregate performance pool to be allocated to him or her assuming the 30% benchmark is achieved. Individual awards will be made in the form of partnership units, or LTIP Units, that may ultimately become exchangeable for shares of our common stock or cash, at our election. LTIP Units will be granted prior to the determination of the performance pool; however, they will only vest upon satisfaction of performance and other thresholds, and will not be entitled to distributions until after the performance pool is established. The 2005 Outperformance Plan provides that if the pool is established, each participant will also be entitled to the distributions that would have been paid on the number of LTIP Units earned, had they been issued at the beginning of the performance period. Those distributions will be paid in the form of additional LTIP Units. After the performance pool is established, the earned LTIP Units will receive regular quarterly distributions on a per unit basis equal to the dividends per share paid on our common stock, whether or not they are vested. Any LTIP Units that are not earned upon the establishment of the performance pool will be automatically forfeited, and the LTIP Units that are earned will be subject to time-based vesting, with one-third of the LTIP Units earned vesting on November 30, 2008 and each of the first two anniversaries thereafter based on continued employment.

On June 14, 2006, the Compensation Committee determined that under the terms of the 2005 Outperformance Plan, as of June 8, 2006, the performance period had accelerated and the maximum performance pool of $49,250,000, taking into account forfeitures, was established. Individual awards under the 2005 Outperformance Plan are in the form of partnership units, or LTIP Units, in our operating partnership, that, subject to certain conditions, are convertible into shares of the Company's common stock or cash, at our election. The total number of LTIP Units earned by all participants as a result of the establishment of the performance pool was 490,475.

The cost of the 2005 Outperformance Plan (approximately $8.0 million, subject to adjustment for forfeitures) will continue to be amortized into earnings through the final vesting period in accordance with SFAS 123-R. We recorded approximately $2.0 million and $0.3 million of compensation expense during the years ended December 31, 2006 and 2005, respectively, in connection with the 2005 Outperformance Plan.

2006 Long-Term Outperformance Compensation Program

On August 14, 2006, the compensation committee of our board of directors approved a long-term incentive compensation program, the 2006 Outperformance Plan. Participants in the 2006 Outperformance Plan will share in a "performance pool" if our total return to stockholders for the period from August 1, 2006 through July 31, 2009 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $106.39 per share. The size of the pool will be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum award of $60 million. The maximum award will be reduced by the amount of any unallocated or forfeited awards. In the event the potential performance pool reaches the maximum award before July 31, 2009 and remains at that level or higher for 30 consecutive days, the performance period will end early and the pool will be formed on the last day of such 30-day period. Each participant's award under the 2006 Outperformance Plan will be designated as a specified percentage of the aggregate performance pool. Assuming the 30% benchmark is achieved, the pool will be allocated among the participants in accordance with the percentage specified in each participant's participation agreement. Individual awards will be made in the form of partnership units, or LTIP Units, that, subject to vesting and the satisfaction of other conditions, are exchangeable for a per unit value equal to the then trading price of one share of our common stock. This value is payable in cash or, at our election, in shares of common stock. LTIP Units are granted prior to the determination of the performance pool; however, they will only vest upon satisfaction of performance and time vesting thresholds under the 2006 Outperformance Plan, and will not be entitled to distributions until after the performance pool is established. Distributions on LTIP Units will equal the dividends paid on our common stock on a per unit basis. The 2006 Outperformance Plan provides that if the pool is established, each participant will also be entitled to the distributions that would have been paid had the number of earned LTIP Units been issued at the beginning of the performance period. Those distributions will be paid in the form of additional LTIP Units. Thereafter, distributions will be paid currently with respect to all earned LTIP Units that are a part of the performance pool, whether vested or unvested. Although the amount of earned awards under the 2006 Outperformance Plan (i.e. the number of LTIP Units earned) will be determined when the performance pool is established, not all of the awards will vest at that time. Instead, one-third of the awards will vest on July 31, 2009 and each of the first two anniversaries thereafter based on continued employment.

The cost of the 2006 Outperformance Plan (approximately $9.6 million, subject to adjustment for forfeitures) will be amortized into earnings through the final vesting period in accordance with SFAS 123-R. We recorded approximately $1.1 million of compensation expense during the year ended December 31, 2006 in connection with the 2006 Outperformance Plan.

2005 Stock Option and Incentive Plan

Subject to adjustments upon certain corporate transactions or events, up to a maximum of 4,375,000 shares, or the Fungible Pool Limit, may be granted as options, restricted stock, phantom shares, dividend equivalent rights and other equity-based awards under the 2005 Stock Option and Incentive Plan, or the 2005 Plan. At December 31, 2006, approximately 1.1 million shares of our common stock, calculated on a weighted basis, were available for issuance under the 2005 Plan, or 1.4 million shares if all shares available under the 2005 Plan were issued as five-year options.

Deferred Stock Compensation Plan for Directors

Under our Independent Director's Deferral Program, which commenced July 2004, our non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees and meeting fees. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The phantom stock units are convertible into an equal number of shares of common stock upon such directors' termination of service from the Board of Directors or a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the applicable dividend record date for the respective quarter. Each participating non-employee director's account is also credited for an equivalent amount of phantom stock units based on the dividend rate for each quarter.

During the year ended December 31, 2006, approximately 5,200 phantom stock units were earned. As of December 31, 2006, there were approximately 10,600 phantom stock units outstanding.

Market Capitalization

At December 31, 2006, borrowings under our mortgage loans, 2005 unsecured revolving credit facility, term loans and trust preferred securities (including our share of joint venture debt of approximately $1.2 billion) represented 29.5% of our combined market capitalization of approximately $10.3 billion (based on a common stock price of $132.78 per share, the closing price of our common stock on the New York Stock Exchange on December 31, 2006). Market capitalization includes our consolidated debt, common and preferred stock and the conversion of all units of limited partnership interest in our operating partnership, and our share of joint venture debt.

Indebtedness

The table below summarizes our consolidated mortgage debt, 2005 unsecured revolving credit facility, term loans and trust preferred securities outstanding at December 31, 2006 and 2005, respectively (in thousands).

	December 31,	
Debt Summary	2006	2005
Balance		
Fixed rate	$1,026,714	$770,141
Variable rate – hedged	485,000	485,000
Total fixed rate	1,511,714	1,255,141
Variable rate	291,665	196,111
Variable rate – supporting variable rate assets	12,000	91,000
Total variable rate	303,665	287,111
Total	$1,815,379	$1,542,252
Percent of Total Debt:		
Total fixed rate	83.3%	81.4%
Variable rate	16.7%	18.6%
Total	100.0%	100.0%
Effective Interest Rate for the Year:		
Fixed rate	5.75%	5.63%
Variable rate	6.57%	5.07%
Effective interest rate	5.93%	5.54%

The variable rate debt shown above bears interest at an interest rate based on 30-day LIBOR (5.32% and 4.39% at December 31, 2006 and 2005, respectively). Our consolidated debt at December 31, 2006 had a weighted average term to maturity of approximately 5 years.

Certain of our structured finance investments, totaling $12.0 million, are variable rate investments which mitigate our exposure to interest rate changes on our unhedged variable rate debt at December 31, 2006.

MORTGAGE FINANCING

As of December 31, 2006, our total mortgage debt (excluding our share of joint venture debt of approximately $1.2 billion) consisted of approximately $0.9 billion of fixed rate debt, including hedged variable rate debt, with an effective weighted average interest rate of approximately 6.25% and approximately $263.7 million of variable rate debt with an effective weighted average interest rate of approximately 7.07%.

REVOLVING CREDIT FACILITIES

2005 Unsecured Revolving Credit Facility

We have a $500.0 million unsecured revolving credit facility. In January 2007, we exercised our option to increase the capacity under the 2005 unsecured revolving credit facility to $800.0 million. The 2005 unsecured revolving credit facility bears interest at a spread ranging from 85 basis points to 125 basis points over the 30-day LIBOR, based on our leverage ratio, and is currently 110 basis points. The facility has a one-year extension option. The 2005 unsecured revolving credit facility also requires a 12.5 to 25 basis point fee on the unused balance payable annually in arrears. The 2005 unsecured revolving credit facility had no outstanding balance at December 31, 2006. Availability under the 2005 unsecured revolving credit facility was further reduced by the issuance of approximately $15.5 million in letters of credit. The 2005 unsecured revolving credit facility includes certain restrictions and covenants (see restrictive covenants below).

Term Loans

We have a $325.0 million unsecured term loan, which matures in August 2009. As of December 31, 2006, we had $325.0 million outstanding under the unsecured term loan at the rate of 140 basis points over LIBOR. To limit our exposure to the variable 30-day LIBOR rate we entered into various swap agreements to fix the LIBOR rate on the entire unsecured term loan. The effective all-in annual weighted average interest rate on the unsecured term loan was 5.0% for the year ended December 31, 2006. The term loan includes certain restrictions and covenants (see restrictive covenants below).

We also have a $200.0 million five-year non-recourse term loan, secured by a pledge of our ownership interest in 1221 Avenue of the Americas. The loan matures in May 2010. This term loan has a floating rate of 125 basis points over the current 30-day LIBOR rate. During April 2004, we entered into a swap agreement to fix the LIBOR at a blended all-in interest rate of

5.10% through December 2008. This loan carried an effective all-in annual weighted average interest rate of 5.34% for the year ended December 31, 2006.

Junior Subordinate Deferrable Interest Debentures

In June 2005, we issued $100.0 million of Trust Preferred Securities, which are reflected on the balance sheet at December 31, 2006 as Junior Subordinate Deferrable Interest Debentures. The proceeds were used to repay our unsecured revolving credit facility. The $100.0 million of junior subordinate deferrable interest debentures have a 30-year term ending July 2035. They bear interest at a fixed rate of 5.61% for the first 10 years ending July 2015. Thereafter, the rate will float at three month LIBOR plus 1.25%. The securities are redeemable at par beginning in July 2010.

Restrictive Covenants

The terms of our 2005 unsecured revolving credit facility and term loans include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, the minimum amount of fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal income tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments. As of December 31, 2006 and 2005, we were in compliance with all such covenants.

Market Rate Risk

We are exposed to changes in interest rates primarily from our floating rate borrowing arrangements. We use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates along the entire interest rate curve for 2006 and 2005, would increase our annual interest cost by approximately $2.9 million and $2.7 million and would increase our share of joint venture annual interest cost by approximately $6.7 million and $6.0 million, respectively.

We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Approximately $1.5 billion of our long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The interest rate on our variable rate debt and joint venture debt as of December 31, 2006 ranged from LIBOR plus 75 basis points to LIBOR plus 275 basis points.

Contractual Obligations

Combined aggregate principal maturities of mortgages and notes payable, 2005 unsecured revolving credit facility, term loans, trust preferred securities, our share of joint venture debt, excluding extension options, estimated interest expense, and our obligations under our capital lease and ground leases, as of December 31, 2006 are as follows (in thousands):

	Property Mortgages	Revolving Credit Facility	Term Loans and Trust Preferred Securities	Capital Lease	Ground Leases	Estimated Interest Expense	Total	Joint Venture Debt
2007	$ 94,400	$ –	$ –	$ 1,416	$ 20,696	$107,442	$ 223,954	$ 456,823
2008	264,033	–	1,766	1,416	20,696	94,341	382,252	59,024
2009	22,078	–	327,648	1,416	20,696	75,016	446,854	6,573
2010	115,972	–	195,586	1,451	20,697	54,576	388,282	83,558
2011	9,429	–	–	1,555	19,959	43,876	74,819	78,810
Thereafter	684,467	–	100,000	50,314	356,355	138,690	1,329,826	524,352
	$1,190,379	$ –	$625,000	$57,568	$459,099	$513,941	$2,845,987	$1,209,140

Off-Balance Sheet Arrangements

We have a number of off-balance sheet investments, including joint ventures and structured finance investments. These investments all have varying ownership structures. Substantially all of our joint venture arrangements are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control over the operating and financial decisions of these joint venture arrangements. Our off-balance sheet arrangements are discussed in Note 5, "Structured Finance Investments" and Note 6, "Investments in Unconsolidated Joint Ventures" in the accompanying financial statements. Additional information about the debt of our unconsolidated joint ventures is included in "Contractual Obligations" above.

Capital Expenditures

We estimate that for the year ending December 31, 2007, we will incur, inclusive of the Reckson assets, approximately $170.7 million of capital expenditures (including tenant improvements and leasing commissions) on existing wholly-owned properties and our share of capital expenditures at our joint venture properties will be approximately $41.3 million. We expect to fund these capital expenditures with operating cash flow, borrowings under our credit facility, additional property level mortgage financings, and cash on hand. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs. We expect that these financing requirements will be met in a similar fashion. We believe that we will have sufficient resources to satisfy our capital needs during the next 12-month period and thereafter through a combination of net cash provided by operations, borrowings, potential asset sales or additional equity or debt issuances.

Dividends

We expect to pay dividends to our stockholders based on the distributions we receive from the operating partnership primarily from property revenues net of operating expenses or, if necessary, from working capital or borrowings.

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the dividends paid deduction and net capital gains. We intend to continue to pay regular quarterly dividends to our stockholders. Based on our current annual dividend rate of $2.80 per share, we would pay approximately $165.7 million in dividends to our common stockholders. Before we pay any dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under our unsecured revolving credit facility and our unsecured term loan, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

RELATED PARTY TRANSACTIONS

Cleaning/Security/Messenger and Restoration Services

Through Alliance Building Services, or Alliance, First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services, Classic Security LLC provides security services, Bright Star Couriers LLC provides messenger services, and Onyx Restoration Works provides restoration services with respect to certain properties owned by us. Alliance is owned by Gary Green, a son of Stephen L. Green, the chairman of our board of directors. First Quality also provides additional services directly to tenants on a separately negotiated basis. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. In the first quarter of 2006, First Quality expanded its space leased to 26,800 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2015 and provides for annual rental payments of approximately $629,000. We paid Alliance approximately $13.6 million, $11.0 million and $8.9 million for three years ended December 31, 2006 respectively, for these services (excluding services provided directly to tenants).

Leases

Nancy Peck and Company leases 2,013 square feet of space at 420 Lexington Avenue, New York, New York pursuant to a lease that expired on June 30, 2005 and provided for annual rental payments of approximately $66,000. This space is now leased on a month-to-month basis. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due under the lease was offset against a consulting fee, of $11,025 per month; an affiliate pays to her under a consulting agreement which is cancelable upon 30-days notice. This consulting agreement was cancelled in July 2006.

Management Fees

S.L. Green Management Corp. receives property management fees from certain entities in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entities was approximately $205,000 in 2006, $209,000 in 2005 and $258,000 in 2004.

Management Indebtedness

In January 2001, Mr. Marc Holliday, then our president, received a non-recourse loan from us in the principal amount of $1.0 million pursuant to his amended and restated employment and non-competition agreement he executed at the time. This loan bore interest at the applicable federal rate per annum and was secured by a pledge of certain of Mr. Holliday's shares of our common stock. The principal of and interest on this loan was forgivable upon our attainment of specified financial performance goals prior to December 31, 2006, provided that Mr. Holliday remains employed by us until January 17, 2007. As a result of the performance goals being met, this loan was forgiven in January 2007. In April 2000, Mr. Holliday received a loan from us in the principal amount of $300,000 with a maturity date of July 2003. This loan bore interest at a rate of 6.60% per annum and was secured by a pledge of certain of Mr. Holliday's shares of our common stock. In May 2002, Mr. Holliday entered into a loan modification agreement with us in order to modify the repayment terms of the $300,000 loan. Pursuant to the agreement, $100,000 (plus accrued interest thereon) was forgivable on each of January 1, 2004, January 1, 2005 and January 1, 2006, provided that Mr. Holliday remains employed by us through each of such date. This loan was forgiven in 2006.

Brokerage Services

Sonnenblick-Goldman Company, or Sonnenblick, a nationally recognized real estate investment banking firm, provided mortgage brokerage services to us. Mr. Morton Holliday, the father of Mr. Marc Holliday, was a Managing Director of Sonnenblick at the time of the financings. In 2005, we paid approximately $457,000 to Sonnenblick in connection with securing a $120.0 million first mortgage for the property located at 711 Third Avenue. In 2005, our 1515 Broadway joint venture paid approximately $400,000 to Sonnenblick in connection with refinancing the property and increasing the first mortgage to $625.0 million. In 2006, our 485 Lexington Avenue joint venture paid approximately $757,000 to Sonnenblick in connection with refinancing the property and increasing the first mortgage to $390.0 million. Also in 2006, an entity in which we hold a preferred equity investment paid approximately $438,000 to Sonnenblick in connection with refinancing the property held by that entity and increasing the first mortgage to $90.0 million.

Gramercy Capital Corp.

Our related party transactions with Gramercy are discussed in Note 13, "Related Party Transactions" in the accompanying financial statements.

OTHER

Insurance

We maintain "all-risk" property and rental value coverage (including coverage regarding the perils of flood, earthquake and terrorism) and liability insurance with limits in excess of $200.0 million per location. The property coverage has a blanket limit of $600.0 million per occurrence for all the properties in our portfolio with a sub-limit of $450.0 million for acts of terrorism. The property policies expire on December 31, 2007 and the liability policies expire on October 31, 2007. The new property policies incorporate our newly formed Belmont Insurance Company, or Belmont, a captive insurance company which we formed and which received its license to underwrite insurance in New York State, in an effort to stabilize, to some extent, the fluctuations of insurance market conditions. Belmont is licensed to write up to $100.0 million of coverage for us, but at this time is providing $50.0 million of terrorism coverage in excess of $100.0 million and is insuring a large deductible on the liability insurance with a $250,000 deductible per occurrence and a $2,000,000 annual aggregate loss limit. We have secured an insurer to protect against catastrophic liability losses. We have retained a third-party administrator to manage all claims within the deductible and we anticipate that direct management of liability claims will improve loss experience and ultimately lower the cost of liability insurance in future years. We have a 45% interest in the property at 1221 Avenue of the Americas, where we participate with the Rockefeller Group Inc., which carries a blanket policy providing $1.0 billion of "all-risk" property insurance, including terrorism coverage, and a 49.9% interest in the property at 100 Park Avenue, where we participate with Prudential, which carries a blanket policy of $500.0 million of "all risk" property insurance, including terrorism coverage. We, together with Gramercy, own One Madison Avenue, which is under a triple net lease with insurance provided by the tenant, Credit Suisse Securities (USA) LLC. We monitor the coverage provided by Credit Suisse Securities (USA) LLC to make sure that our asset is adequately protected. Although we consider our insurance coverage to be appropriate, in the event of a major catastrophe, such as an act of terrorism, we may not have sufficient coverage to replace certain properties.

In October 2006, we formed a wholly-owned taxable REIT subsidiary, Belmont, to act as a captive insurance company and be one of the elements of our overall insurance program. Belmont acts as a direct insurer with respect to a portion of our terrorism coverage and provides primary liability insurance to cover the deductible program. As long as we own Belmont, we are responsible for its liquidity and capital resources, and the accounts of Belmont are part of our consolidated financial statements. If we experience a loss and Belmont is required to pay under its insurance policy, we would ultimately record the loss to the extent of Belmont's required payment. Therefore, insurance coverage provided by Belmont should not be considered as the equivalent of third-party insurance, but rather as a modified form of self-insurance.

The Terrorism Risk Insurance Act, or TRIA, which was enacted in November 2002, was renewed on January 1, 2006. Congress extended TRIA, now called TRIEA (Terrorism Risk Insurance Extension Act) until December 31, 2007. Our debt instruments, consisting of mortgage loans secured by our properties (which are generally non-recourse to us), mezzanine loans, ground leases and our 2005 unsecured revolving credit facility and secured and unsecured term loans, contain customary covenants requiring us to maintain insurance. There can be no assurance that the lenders or ground lessors under these instruments will not take the position that a total or partial exclusion from "all-risk" insurance coverage for losses due to terrorist acts is a breach of these debt and ground lease instruments that allows the lenders or ground lessors to declare an event of default and accelerate repayment of debt or recapture of ground lease positions. In addition, if lenders insist on full coverage for these risks and prevail in asserting that we are required to maintain such coverage, it could result in substantially higher insurance premiums.

Funds from Operations

Funds From Operations, or FFO, is a widely recognized measure of REIT performance. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002 defines FFO as net income (loss) (computed in accordance with Generally Accepted Accounting Principles, or GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties.

We also use FFO as one of several criteria to determine performance-based bonuses for members of our senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

FFO for the years ended December 31, 2006, 2005 and 2004 are as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Net income available to common stockholders	$ 200,844	$ 137,544	$ 193,172
Add:			
Depreciation and amortization	75,085	58,649	46,206
Minority interest	11,116	6,620	5,320
FFO from discontinued operations	5,172	9,002	19,226
FFO adjustment for unconsolidated joint ventures	34,049	30,412	23,817
Less:			
Income from discontinued operations	(4,217)	(6,505)	(12,277)
Gain on sale of discontinued operations	(93,976)	(33,875)	(90,370)
Gain on sale of joint venture property/partial interest	(3,451)	(11,550)	(22,012)
Depreciation on non-rental real estate assets	(988)	(784)	(705)
Funds from Operations – available to common stockholders	223,634	189,513	162,377
Dividends on convertible preferred shares	–	–	–
Funds from Operations – available to all stockholders	$ 223,634	$ 189,513	$ 162,377
Cash flows provided by operating activities	$ 225,644	$ 138,398	$ 164,458
Cash flows used in investing activities	$(786,912)	$(465,674)	$(269,045)
Cash flows provided by financing activities	$ 654,342	$ 315,585	$ 101,836

Inflation

Substantially all of the office leases provide for separate real estate tax and operating expense escalations as well as operating expense recoveries based on increases in the Consumer Price Index or other measures such as porters' wage. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Recently Issued Accounting Pronouncements

The Recently Issued Accounting Pronouncements are discussed in Note 2, "Significant Accounting Policies-Recently Issued Accounting Pronouncements" in the accompanying financial statements.

Forward-Looking Information

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements relate to, without limitation, our future capital expenditures, dividends and acquisitions (including the amount and nature thereof) and other development trends of the real estate industry and the Manhattan office market, business strategies, and the expansion and growth of our operations. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Act and Section 21E of the Exchange Act. Such statements are subject to a number of assumptions, risks and uncertainties which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors about which we have made assumptions are:

- general economic or business (particularly real estate) conditions, either nationally or in New York City, being less favorable than expected;
- reduced demand for office space;
- risks of real estate acquisitions;
- risks of structured finance investments;
- availability and creditworthiness of prospective tenants;
- adverse changes in the real estate markets, including increasing vacancy, decreasing rental revenue and increased insurance costs;
- availability of capital (debt and equity);
- unanticipated increases in financing and other costs, including a rise in interest rates;
- market interest rates could adversely affect the market price of our common stock, as well as our performance and cash flows;
- our ability to satisfy complex rules in order for us to qualify as a REIT, for federal income tax purposes, our operating partnership's ability to satisfy the rules in order for it to qualify as a partnership for federal income tax purposes, the ability of certain of our subsidiaries to qualify as REITs and certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;
- accounting principles and policies and guidelines applicable to REITs;
- competition with other companies;
- the continuing threat of terrorist attacks on the national, regional and local economies including, in particular, the New York City area and our tenants;
- legislative or regulatory changes adversely affecting REIT's and the real estate business; and
- environmental, regulatory and/or safety requirements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

The risks included here are not exhaustive. Other sections of this report may include additional factors that could adversely affect the Company's business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except per share data)	December 31, 2006	2005
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 439,986	$ 288,239
Building and improvements	2,111,970	1,440,584
Building leasehold and improvements	490,995	481,891
Property under capital lease	12,208	12,208
	3,055,159	2,222,922
Less: accumulated depreciation	(279,436)	(219,295)
	2,775,723	2,003,627
Cash and cash equivalents	117,178	24,104
Restricted cash	252,272	60,750
Tenant and other receivables, net of allowance of $11,079 and $9,681 in 2006 and 2005, respectively	34,483	23,722
Related party receivables	7,195	7,707
Deferred rents receivable, net of allowance of $10,925 and $8,698 in 2006 and 2005, respectively	96,624	75,294
Structured finance investments, net of discount of $14,804 and $1,537 in 2006 and 2005, respectively	445,026	400,076
Investments in unconsolidated joint ventures	686,069	543,189
Deferred costs, net	97,850	79,428
Other assets	119,807	91,880
Total assets	$4,632,227	$3,309,777
Liabilities and Stockholders' Equity		
Mortgage notes payable	$1,190,379	$885,252
Revolving credit facilities	–	32,000
Term loans	525,000	525,000
Accrued interest payable	10,008	7,711
Accounts payable and accrued expenses	138,181	87,390
Deferred revenue/gain	43,721	25,691
Capitalized lease obligation	16,394	16,260
Deferred land leases payable	16,938	16,312
Dividend and distributions payable	40,917	31,103
Security deposits	27,913	24,556
Junior subordinate deferrable interest debentures held by trusts that issued trust preferred securities	100,000	100,000
Total liabilities	2,109,451	1,751,275
Commitments and Contingencies	–	–
Minority interest in Operating Partnership	71,731	74,049
Minority interests in other partnerships	56,162	25,012
Stockholders' Equity		
Series C preferred stock, $0.01 par value, $25.00 liquidation preference, 6,300 issued and outstanding at December 31, 2006 and 2005, respectively	151,981	151,981
Series D preferred stock, $0.01 par value, $25.00 liquidation preference, 4,000 issued and outstanding at December 31, 2006 and 2005, respectively	96,321	96,321
Common stock, $0.01 par value 100,000 shares authorized and 49,840 and 42,456 issued and outstanding at December 31, 2006 and 2005, respectively	498	425
Additional paid-in-capital	1,809,893	959,858
Accumulated other comprehensive income	13,971	15,316
Retained earnings	322,219	235,540
Total stockholders' equity	2,394,883	1,459,441
Total liabilities and stockholders' equity	$4,632,227	$3,309,777

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)	Year Ended December 31, 2006	2005	2004
Revenues			
Rental revenue, net	$365,135	$285,317	$229,639
Escalation and reimbursement	68,053	55,740	41,755
Preferred equity and investment income	61,982	44,989	39,094
Other income	57,107	38,143	18,517
Total revenues	552,277	424,189	329,005
Expenses			
Operating expenses including $13,594 (2006) $10,119 (2005) and $8,956 (2004) to affiliates	125,912	99,465	80,092
Real estate taxes	75,204	58,036	45,632
Ground rent	20,150	19,250	15,831
Interest	96,349	77,353	61,636
Amortization of deferred financing costs	4,425	4,461	3,275
Depreciation and amortization	75,085	58,649	46,206
Marketing, general and administrative	65,741	44,215	30,279
Total expenses	462,866	361,429	282,951
Income from continuing operations before equity in net income of unconsolidated joint ventures, minority interest and discontinued operations	89,411	62,760	46,054
Equity in net income of unconsolidated joint ventures	40,780	49,349	44,037
Income from continuing operations before gain on sale, minority interest, and discontinued operations	130,191	112,109	90,091
Equity in net gain on sale of interest in unconsolidated joint venture	–	11,550	22,012
Gain on sale of partial interest	3,451	–	–
Minority interest in other partnerships	(5,210)	(809)	–
Minority interest in Operating Partnership attributable to continuing operations	(5,906)	(5,811)	(5,320)
Income from continuing operations	122,526	117,039	106,783
Net income from discontinued operations, net of minority interest	4,217	6,505	12,277
Gain on sale of discontinued operations, net of minority interest	93,976	33,875	90,370
Net income	220,719	157,419	209,430
Preferred stock dividends	(19,875)	(19,875)	(16,258)
Net income available to common stockholders	$200,844	$137,544	$193,172
Basic earnings per share:			
Net income from continuing operations before gain on sale and discontinued operations	$ 2.22	$ 2.04	$ 1.75
Net income from discontinued operations	0.09	0.16	0.31
Gain on sale of discontinued operations	2.11	0.81	2.31
Gain on sale of joint venture property/partial interest	0.08	0.28	0.56
Net income available to common stockholders	$ 4.50	$ 3.29	$ 4.93
Diluted earnings per share:			
Net income from continuing operations before gain on sale and discontinued operations	$ 2.17	$ 2.01	$ 1.72
Net income from discontinued operations	0.09	0.15	0.30
Gain on sale of discontinued operations	2.05	0.79	2.22
Gain on sale of joint venture property/partial interest	0.07	0.25	0.51
Net income available to common stockholders	$ 4.38	$ 3.20	$ 4.75
Basic weighted average common shares outstanding	44,593	41,793	39,171
Diluted weighted average common shares and common share equivalents outstanding	48,495	45,504	43,078

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amount in thousands, except per share data)	Series C Preferred Stock	Series D Preferred Stock	Common Stock		Additional Paid-In-Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total	Comprehensive Income
			Shares	Par Value					
Balance at December 31, 2003	$151,981	$ –	36,016	$360	$ 720,436	$ (961)	$ 78,966	$ 950,782	
Comprehensive Income:									
Net income							209,430	209,430	$209,430
Net unrealized gain on derivative instruments						6,608		6,608	6,608
SL Green's share of joint venture net unrealized gain on derivative instruments									2,155
Preferred dividends							(16,258)	(16,258)	
Redemption of units			81	1	1,912			1,913	–
Proceeds from dividend reinvestment plan			195	2	7,728			7,730	
Deferred compensation plan & stock award, net			353	4	(3)			1	–
Amortization of deferred compensation plan					7,317			7,317	
Net proceeds from common stock offerings			3,150	31	138,599			138,630	–
Net proceeds from preferred stock offerings		96,321						96,321	
Proceeds from stock options exercised			1,081	11	25,372			25,383	
Stock-based compensation – fair value					979			979	
Cash distributions declared ($2.04 per common share of which none represented a return of capital for federal income tax purposes)							(80,956)	(80,956)	
Balance at December 31, 2004	$151,981	$96,321	40,876	$409	$ 902,340	$ 5,647	$ 191,182	$1,347,880	$218,193
Comprehensive Income:									
Net income							157,419	157,419	157,419
Net unrealized gain on derivative instruments						9,669		9,669	9,669
SL Green's share of joint venture net unrealized loss on derivative instruments									(667)
Preferred dividends							(19,875)	(19,875)	
Redemption of units			104	1	3,160			3,161	
Proceeds from dividend reinvestment plan			338	3	20,378			20,381	
Deferred compensation plan & stock award, net			251	3	1,859			1,862	
Amortization of deferred compensation plan					4,220			4,220	
Proceeds from stock options exercised			887	9	24,172			24,181	
Stock-based compensation – fair value					3,729			3,729	
Cash distributions declared ($2.22 per common share of which none represented a return of capital for federal income tax purposes)							(93,186)	(93,186)	
Balance at December 31, 2005	$151,981	$96,321	42,456	$425	$ 959,858	$15,316	$ 235,540	$1,459,441	$166,421
Comprehensive Income									
Net income							220,719	220,719	$220,719
Net unrealized gain on derivative instruments						(1,345)		(1,345)	(1,345)
SL Green's share of joint venture net unrealized loss on derivative instruments									1,281
Preferred dividends							(19,875)	(19,875)	
Redemption of units			214	2	6,520			6,522	
Proceeds from dividend reinvestment plan			132	1	12,965			12,966	
Deferred compensation plan & stock award, net			94	1	302			303	
Amortization of deferred compensation plan					10,068			10,068	
Net proceeds from common stock offering			6,498	64	800,200			800,264	
Proceeds from stock options exercised			446	5	14,452			14,457	
Stock-based compensation – fair value					5,528			5,528	
Cash distributions declared ($2.50 per common share of which none represented a return of capital for federal income tax purposes)							(114,165)	(114,165)	
Balance at December 31, 2006	$151,981	$96,321	49,840	$498	$1,809,893	$13,971	$ 322,219	$2,394,883	$220,655

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except per share data)	Year Ended December 31,		
	2006	2005	2004
Operating Activities			
Net income	$ 220,719	$ 157,419	$ 209,430
Adjustment to reconcile net income to net cash provided by operating activities:			
Non-cash adjustments related to income from discontinued operations	6,249	4,522	12,262
Depreciation and amortization	79,510	63,110	49,481
Gain on sale of discontinued operations	(93,976)	(35,900)	(95,680)
Equity from net income from unconsolidated joint ventures	(40,780)	(49,349)	(44,037)
Distributions of cumulative earnings of unconsolidated joint ventures	70,692	48,300	48,194
Equity in gain on sale of unconsolidated joint venture/partial interest	(3,451)	(11,550)	(22,012)
Minority interest	11,116	5,811	5,320
Deferred rents receivable	(12,398)	(15,645)	(7,741)
Other non-cash adjustments	9,105	3,663	8,495
Changes in operating assets and liabilities:			
Restricted cash – operations	(9,402)	(11,772)	3,430
Tenant and other receivables	(12,159)	(8,275)	(5,553)
Related party receivables	512	(2,680)	215
Deferred lease costs	(15,583)	(16,863)	(16,409)
Other assets	(20,416)	(17,295)	(2,348)
Accounts payable, accrued expenses and other liabilities	43,417	26,264	25,528
Deferred revenue and land lease payable	(7,511)	(1,362)	(4,117)
Net cash provided by operating activities	225,644	138,398	164,458
Investing Activities			
Acquisitions of real estate property	(572,785)	(435,740)	(388,157)
Additions to land, buildings and improvements	(52,357)	(48,713)	(31,295)
Restricted cash – capital improvements/acquisitions	(184,120)	7,439	(2,127)
Investments in unconsolidated joint ventures	(166,892)	(127,740)	(79,827)
Distributions in excess of cumulative earnings from unconsolidated joint ventures	41,848	152,557	144,950
Net proceeds from disposition of rental property	203,451	59,673	220,300
Structured finance and other investments net of repayments/participations	(56,057)	(73,150)	(132,889)
Net cash used in investing activities	(786,912)	(465,674)	(269,045)
Financing Activities			
Proceeds from mortgage notes payable	329,668	436,051	–
Repayments of mortgage notes payable	(367,670)	(165,275)	(3,395)
Proceeds from revolving credit facilities and term loans	749,645	925,000	840,900
Repayments of revolving credit facilities and term loans	(781,645)	(803,900)	(908,578)
Proceeds from stock options exercised and dividend reinvestment plan	14,457	24,184	25,383
Net proceeds from sale of common/preferred stock	800,269	–	234,951
Other financing activities	35,941	17,909	274
Dividends and distributions paid	(118,146)	(94,740)	(85,240)
Deferred loan costs	(8,177)	(23,644)	(2,459)
Net cash provided by financing activities	654,342	315,585	101,836
Net increase (decrease) in cash and cash equivalents	93,074	(11,691)	(2,751)
Cash and cash equivalents at beginning of period	24,104	35,795	38,546
Cash and cash equivalents at end of period	$ 117,178	$ 24,104	$ 35,795
Supplemental cash flow disclosures			
Interest paid	$ 102,581	$ 74,136	$ 61,716
Income taxes paid	$ 1,356	$ 1,849	$ –

In December 2006, 2005 and 2004, the Company declared quarterly distributions per share of $0.70, $0.60 and $0.54, respectively. These distributions were paid in January 2007, 2006 and 2005, respectively.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. ORGANIZATION AND BASIS OF PRESENTATION

SL Green Realty Corp., also referred to as the Company or SL Green, a Maryland corporation, and SL Green Operating Partnership, L.P., or the operating partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The operating partnership received a contribution of interest in the real estate properties, as well as 95% of the economic interest in the management, leasing and construction companies which are referred to as the Service Corporation. The Company has qualified, and expects to qualify in the current fiscal year, as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid the payment of Federal income taxes at the corporate level. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the operating partnership.

Substantially all of our assets are held by, and our operations are conducted through, the operating partnership. The Company is the sole managing general partner of the operating partnership. As of December 31, 2006, minority investors held, in the aggregate, a 5.1% limited partnership interest in the operating partnership.

As of December 31, 2006, our wholly-owned properties consisted of 20 commercial office properties encompassing approximately 10.1 million rentable square feet located primarily in midtown Manhattan, a borough of New York City, or Manhattan. As of December 31, 2006, the weighted average occupancy (total leased square feet divided by total available square feet) of the wholly-owned properties was 96.9%. Our portfolio also includes ownership interests in unconsolidated joint ventures, which own eight commercial office properties in Manhattan, encompassing approximately 8.9 million rentable square feet, and which had a weighted average occupancy of 97.1% as of December 31, 2006. We also own 516,000 square feet of retail (eight) and development (one) properties. In addition, we manage three office properties owned by third parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

We also own approximately 25% of the outstanding common stock of Gramercy Capital Corp (NYSE: GKK), or Gramercy, as well as 65.83 units of the Class B limited partner interest in Gramercy's operating partnership. See Note 6.

Partnership Agreement

In accordance with the partnership agreement of the operating partnership, or the operating partnership Agreement, we allocate all distributions and profits and losses in proportion to the percentage ownership interests of the respective partners. As the managing general partner of the operating partnership, we are required to take such reasonable efforts, as determined by us in our sole discretion, to cause the operating partnership to distribute sufficient amounts to enable the payment of sufficient dividends by us to avoid any Federal income or excise tax at the Company level. Under the operating partnership Agreement each limited partner will have the right to redeem units of limited partnership interest for cash, or if we so elect, shares of our common stock on a one-for-one basis. In addition, we are prohibited from selling 673 First Avenue and 470 Park Avenue South before August 2009.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly-owned or controlled by us or entities which are variable interest entities in which we are the primary beneficiary under the Financial Accounting Standards Board, or FASB, Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51," and FIN 46, "Interpretation No. 46R," or FIN 46R. See Note 5, Note 6 and Note 7. Entities, which we do not control, and entities which are variable interest entities, but where we are not the primary beneficiary are accounted for under the equity method. We consolidate variable interest entities in which we are determined to be the primary beneficiary. The interest that we do not own is included in Minority Interest-Other Partnerships on the balance sheet. All significant intercompany balances and transactions have been eliminated.

Investment in Commercial Real Estate Properties

Rental properties are stated at cost less accumulated depreciation and amortization. Costs directly related to the acquisition and redevelopment of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," a property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense and straight-line rent adjustments are no longer recorded and the historic results are reclassified as discontinued operations. See Note 4.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Property under capital lease	remaining lease term
Furniture and fixtures	four to seven years
Tenant improvements	shorter of remaining term of the lease or useful life

Depreciation expense (including amortization of the capital lease asset) amounted to approximately $66.9 million, $52.5 million and $41.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

On a periodic basis, we assess whether there are any indicators that the value of our real estate properties may be impaired or that its carrying value may not be recoverable. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. We do not believe that the value of any of our rental properties was impaired at December 31, 2006 and 2005.

A variety of costs are incurred in the acquisition, development and leasing of our properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on our development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects." The costs of land and building under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the completion of tenant improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portions substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with the portions under construction.

Results of operations of properties acquired are included in the Statement of Operations from the date of acquisition.

In June 2005, the FASB ratified the consensus in EITF Issue No. 04-5, or EITF 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," which provides guidance in determining whether a general partner controls a limited partnership. EITF 04-5 states that the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. Our adoption of EITF 04-5 did not have any effect on net income or stockholders' equity.

In accordance with SFAS No. 141, "Business Combinations," we allocate the purchase price of real estate to land and building and, if determined to be material, intangibles, such as the value of above, below and at-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships are amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal, and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

As a result of our evaluations, under SFAS No. 141, of acquisitions made, we recognized an increase of approximately $2.2 million, $1.2 million and $62,000 in rental revenue for the years ended December 31, 2006, 2005 and 2004, respectively, for the amortization of aggregate below market rents in excess of above market leases and a reduction in lease origination costs, resulting from the reallocation of the purchase price of the applicable properties. We recognized a reduction in interest expense for the amortization of the above-market rate mortgage of approximately $777,000, $715,000 and $657,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Scheduled amortization on existing intangible liabilities on real estate investments is as follows (in thousands):

	Intangible Liabilities
2007	$ 2,626
2008	2,622
2009	2,374
2010	1,874
2011	1,558
Thereafter	2,757
	$13,811

Cash and Cash Equivalents

We consider all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Investment in Unconsolidated Joint Ventures

We account for our investments in unconsolidated joint ventures under the equity method of accounting as we exercise significant influence, but do not control these entities and are not considered to be the primary beneficiary under FIN 46R. We consolidate those joint ventures where we are considered to be the primary beneficiary, even though we do not control the entity. In all the joint ventures, the rights of the minority investor are both protective as well as participating. Unless we are determined to be the primary beneficiary, these rights preclude us from consolidating these investments. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in net income (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years. Equity income (loss) from unconsolidated joint ventures is allocated based on our ownership interest in each joint venture. When a capital event (as defined in each joint venture agreement) such as a refinancing occurs, if return thresholds are met, future equity income will be allocated at our increased economic percentage. We recognize incentive income from unconsolidated real estate joint ventures as income to the extent it is earned and not subject to a clawback feature. Distributions we receive from unconsolidated real estate joint ventures in excess of our basis in the investment are recorded as offsets to our investment balance if we remain liable for future obligations of the joint venture or may otherwise be committed to provide future additional financial support. None of the joint venture debt is recourse to us. See Note 6.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of our tenants as well as capital improvement and real estate tax escrows required under certain loan agreements.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew operating leases and are amortized on a straight-line basis over the related lease term. Certain of our employees provide leasing services to the wholly-owned properties. A portion of their compensation, approximating $3.5 million, $2.3 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal and other third party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions, which do not close, are expensed in the period in which it is determined that the financing will not close.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. We establish, on a current basis, an allowance for future potential tenant credit losses, which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

In addition to base rent, our tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters' wage rate in effect during a base year or increases in the consumer price index over the index value in effect during a base year. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations.

Electricity is most often supplied by the landlord either on a sub-metered basis, or rent inclusion basis (i.e., a fixed fee is included in the rent for electricity, which amount may increase based upon increases in electricity rates or increases in electrical usage by the tenant). Base building services other than electricity (such as heat, air conditioning and freight elevator service during business hours, and base building cleaning) typically are provided at no additional cost, with the tenant paying additional rent only for services which exceed base building services or for services which are provided outside normal business hours.

These escalations are based on actual expenses incurred in the prior calendar year. If the expenses in the current year are different from those in the prior year, then during the current year, the escalations will be adjusted to reflect the actual expenses for the current year.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of its tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We record a gain on sale of real estate when title is conveyed to the buyer, subject to the buyer's financial commitment being sufficient to provide economic substance to the sale and we have no substantial economic involvement with the buyer.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for structured finance investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Reserve for Possible Credit Losses

The expense for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that we estimate to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, we establish the provision for possible credit losses by category of asset. When it is probable that we will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2006 or 2005.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the deferred land lease payable in the accompanying balance sheets.

Income Taxes

We are taxed as a REIT under Section 856(c) of the Code. As a REIT, we generally are not subject to Federal income tax. To maintain our qualification as a REIT, we must distribute at least 90% of our REIT taxable income to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income tax on our taxable income at regular corporate rates. We may also be subject to certain state, local and franchise taxes. Under certain circumstances, Federal income and excise taxes may be due on our undistributed taxable income.

Pursuant to amendments to the Code that became effective January 1, 2001, we have elected, and may in the future, elect to treat certain of our existing or newly created corporate subsidiaries as taxable REIT subsidiaries, or TRS. In general, a TRS of ours may perform non-customary services for our tenants, hold assets that we cannot hold directly and generally may engage in any real estate or non-real estate related business A TRS is subject to corporate Federal income tax. Our TRS's paid approximately $1.4 million and $1.8 million in Federal, state and local taxes in 2006 and 2005, respectively.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with our stock offerings are reflected as a reduction of additional paid-in-capital.

Stock-Based Employee Compensation Plans

We have a stock-based employee compensation plan, described more fully in Note 14. Prior to 2003, we accounted for this plan under Accounting Principles Board Opinion No. 25, or APB 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost was reflected in net income prior to January 1, 2003, as all awards granted under such plan had an intrinsic value of zero on the date of grant. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the prospective method of adoption we selected under the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the recognition provisions apply to all employee awards granted, modified, or settled after January 1, 2003 In December 2004, the FASB revised SFAS No. 123 through the issuance of SFAS No. 123-R "Shared Based Payment," revised, or SFAS No. 123-R. SFAS No. 123-R was effective for us commencing in the first quarter of 2006. SFAS No. 123-R, among other things, eliminates the alternative to use the intrinsic value method of accounting for stock-based compensation and requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The fair-value based method in SFAS No. 123-R is similar to the fair-value based method in SFAS No. 123 in most respects, subject to certain key differences. The adoption of SFAS

No. 123-R did not have a material impact on us, as we have applied the fair value method of accounting for stock-based compensation since January 1, 2003.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

Compensation cost for stock options, if any, is recognized ratably over the vesting period of the award. Our policy is to grant options with an exercise price equal to the quoted closing market price of our stock on the business day on the grant date. Awards of stock, restricted stock or employee loans to purchase stock, which may be forgiven over a period of time, are expensed as compensation on a current basis over the benefit period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2006, 2005 and 2004.

	2006	2005	2004
Dividend yield	2.33%	3.60%	5.00%
Expected life of option	5 years	5 years	5 years
Risk-free interest rate	4.76%	4.13%	4.00%
Expected stock price volatility	17.76%	15.58%	14.40%

The following table illustrates the effect on net income available to common stockholders and earnings per share if the fair value method had been applied to all outstanding and unvested stock options for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Net income available to common stockholders	$200,844	$137,544	$193,172
Deduct stock option expense – all awards	(2,897)	(4,137)	(1,677)
Add back stock option expense included in net income	1,862	3,079	331
Allocation of compensation expense to minority interest	154	233	93
Pro forma net income available to common stockholders	$199,963	$136,719	$191,919
Basic earnings per common share – historical	$ 4.50	$ 3.29	$ 4.93
Basic earnings per common share – pro forma	$ 4.48	$ 3.27	$ 4.90
Diluted earnings per common share – historical	$ 4.38	$ 3.20	$ 4.75
Diluted earnings per common share – pro forma	$ 4.36	$ 3.18	$ 4.71

The effects of applying SFAS No. 123-R in this pro forma disclosure are not indicative of the impact future awards may have on our results of operations.

Derivative Instruments

In the normal course of business, we use a variety of derivative instruments to manage, or hedge, interest rate risk. We require that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, we are exposed to the effect of interest rate changes and limit these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations

We use a variety of commonly used derivative products that are considered plain vanilla derivatives. These derivatives typically include interest rate swaps, caps, collars and floors. We expressly prohibit the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors

We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and presented on the balance sheet could be characterized as either cash flow hedges or fair value hedges. Interest rate caps and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of debt transactions. All hedges held by us are deemed to be fully effective in meeting the hedging objectives established by our corporate policy governing interest rate risk management and as such no net gains or losses were reported in earnings. The changes in fair value of hedge instruments are reflected in accumulated other comprehensive income. For derivative instruments not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivative instruments, is recognized in current earnings during the period of change.

Earnings Per Share

We present both basic and diluted earnings per share, or EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. This also includes units of limited partnership interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash investments, structured finance investments and accounts receivable. We place our cash investments in excess of insured amounts with high quality financial institutions. The collateral securing our structured finance investments is primarily located in the greater New York area. See Note 5. We perform ongoing credit evaluations of our tenants and require certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the total value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with re-tenanting the space. Although the properties in our real estate portfolio are primarily located in Manhattan, the tenants located in these buildings operate in various industries. Other than one tenant at 1515 Broadway who contributed approximately 7.9% of our annualized rent, no single tenant in the portfolio contributed more than 4.4% of our annualized rent, including our share of joint venture annualized rent, at December 31, 2006. Approximately 14%, 10%, 9% and 9% of our annualized rent was attributable to 420 Lexington Avenue, 220 East 42nd Street, 625 Madison Avenue and 485 Lexington Avenue, respectively, for the year ended December 31, 2006. Approximately 15%, 11% and 10% of our annualized rent was attributable to 420 Lexington Avenue, 220 East 42nd Street and 750 Third Avenue, respectively, for the year ended December 31, 2005. Approximately 16%, 12% and 10% of our annualized rent was attributable to 420 Lexington Avenue, 220 East 42nd Street and 750 Third Avenue, respectively, for the year ended December 31, 2004. One borrower accounted for more than 10.0% of the revenue earned on structured finance investments at December 31, 2006. Currently 75.1% of our workforce which service substantially all of our properties is covered by three collective bargaining agreements.

Reclassification

Certain prior year balances have been reclassified to conform to the current year presentation and to comply with SFAS No. 144.

Recently Issued Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB No. 133 and 140." The purpose of SFAS No. 155 is to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year beginning after September 15, 2006. We believe that the adoption of this standard on January 1, 2007 will not have a material effect on our consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an Amendment of SFAS No. 140." SFAS No. 156 requires separate recognition of a servicing asset and a servicing liability each time an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement also requires that servicing assets and liabilities be initially recorded at fair value and subsequently adjusted to the fair value at the end of each reporting period. This statement is effective in fiscal years beginning after September 15, 2006. We believe that the adoption of this standard on January 1, 2007 will not have a material effect on our consolidated financial statements.

In April 2006, the FASB issued a FASB Staff Position, or FSP, which addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46. The variability that is considered in applying FIN 46 affects the determination of (a) whether the entity is a variable interest entity, or VIE, (b) which interests are variable interests in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary. We will be considering the factors discussed in this FSP when assessing our VIE's in accordance with FIN 46.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," or FIN 48. This interpretation, among other things, creates a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. We are evaluating FIN 48, but do not believe it will have a material effect on our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements," or SFAS No. 157. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007. We believe that the adoption of this standard on January 1, 2008 will not have a material effect on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, or SAB 108, which becomes effective beginning on January 1, 2007. SAB 108 provides guidance on the consideration of the effects of prior period misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 provides for the quantification of the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. If a misstatement is material to the current year financial statements, the prior year financial statements should also be corrected, even though such revision was, and continues to be, immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction should be made in the current period filings. We believe that the adoption of this standard on January 1, 2008 will not have a material effect on our consolidated financial statements.

3. PROPERTY ACQUISITIONS

2006 Acquisitions

In January 2006, we, through a joint venture with Jeff Sutton, acquired the fee interests in three adjoining buildings at 25-27 and 29 West 34th Street for an aggregate purchase price of $30.0 million, excluding closing costs. The buildings comprise approximately 50,900 square feet. We own approximately 50% of the equity in the joint venture. We loaned approximately $13.3 million to Jeff Sutton to fund a portion of his equity. These loans are secured by a pledge of Jeff Sutton's partnership interest in the joint venture. As we have been designated as the primary beneficiary of the joint venture under FIN 46(R), we have consolidated the accounts of the joint venture. Effective December 2006, we deconsolidated 25 West 34th Street.

In March 2006, we entered into a long term operating net leasehold interest in 521 Fifth Avenue – a 40-story, 460,000 square-foot office building – with an ownership group led by RFR Holding LLC, which retained fee ownership of the property. We also purchased an option to acquire fee ownership of the property in five years for $15.0 million. Assuming we exercise our option, the total cost would be $225.0 million. The acquisition was financed with a $140.0 million loan and proceeds drawn under our revolving credit facility. The loan, which was for two years and bore interest at the London Interbank Offered Rate, or LIBOR, plus 162.5 basis points, was replaced in April with a five-year loan that bears interest at LIBOR plus 100 basis points. In December 2006, we sold a 49.9% partnership interest to the City Investment Fund, or CIF. This sale valued the property at $240.0 million. We recognized a gain on the sale of approximately $3.5 million. The loan was also assigned to the joint venture. See Note 6.

In May 2005, we acquired a 10% interest in a joint venture that acquired a 670,000 square feet property located at 55 Corporate Drive, N.J. The acquisition was funded with an $86.0 million interest-only mortgage, which was to mature in June 2007 and carried an interest rate of 215 basis points over the 30-day LIBOR. This mortgage was acquired by Gramercy in March 2006. In June 2006, the mortgage was repaid and replaced with a $190.0 million, ten-year interest-only mortgage with a fixed interest rate of 5.75%. The property is net-leased to a single tenant until 2023. In connection with the refinancing, the joint venture distributed out all the capital and preferred return to its majority partner. This resulted in our interest increasing from 10% to 50%. Simultaneous with the refinancing, Gramercy acquired a 49.75% interest from the other partners. These interests are held as tenant-in-common interests. This transaction valued the property at $236.0 million. As we no longer expect to sell our interest within the next twelve months, we have reclassified this investment out of assets and liabilities held for sale on the balance sheet. See Note 6.

On June 30, 2006, we completed the investment in the previously announced transaction involving 609 Fifth Avenue – a mixed-use property that includes New York City's American Girl Store and approximately 100,000 square feet of Class A office space – in a transaction that valued the property at approximately $182.0 million. We issued approximately 64 million preferred units in SL Green Operating Partnership, L.P., valued at $1.00 per unit, to subsidiaries of 609 Partners, LLC, the partnership that indirectly holds the property, and acquired all of its common partnership interests. The property remains subject to a $102.0 million mortgage loan held by Morgan Stanley Mortgage Capital, Inc. The mortgage has a fixed annual interest rate of 5.85% and will mature in October 2013.

In September 2006, we, along with Jeff Sutton, were able to consolidate several partnership interests totaling 92.25% in the retail portion and one floor of office space at 717 Fifth Avenue. 717 Fifth Avenue has 47,000 square feet of rentable retail space, approximately 90% of which is currently occupied. This transaction, which valued the property at $235.0 million, was financed with our investment of approximately $46.0 million and a $175.0 million loan from a third party at a blended rate of LIBOR plus 160 basis points. We also have an option to acquire up to 33% of the ownership interests in the property. In January 2007, we exercised a portion of the option and acquired a 25% ownership interest in the property. We are consolidating our investment in 717 Fifth Avenue due to our significant economic interest resulting from the financing we provided.

In December 2006, we purchased interests in 485 Lexington Avenue from our partners, CIF and The Witkoff Group, or Witkoff, resulting in majority ownership and control of the property. As a result of the acquisition of interests from CIF and Witkoff, our direct ownership interest in 485 Lexington Avenue increased to 87%. The transaction valued the property at approximately $578.0 million compared to $225.0 million when first acquired in 2004. In addition, we originated a loan secured by CIF's remaining ownership stake. We also acquired an option from CIF to purchase its remaining equity interest. This investment was previously accounted for under the equity method

2005 Acquisitions

In February 2005, we acquired the fee interest in 28 West 44th Street for $105.0 million, excluding closing costs. The property is a 21-story, 359,000 square foot building located two blocks from Grand Central Station, and is directly across the street from 19 West 44th Street, also owned by an affiliate of ours. The property was acquired with funds drawn under our unsecured revolving credit facility.

In April 2005, we acquired the fee interest in One Madison Avenue for approximately $919.0 million, excluding closing costs. The property consists of two contiguous buildings, the South Building and the North Tower totaling approximately 1.44 million square feet. We entered into a joint venture agreement with Gramercy, whereby we own a 55% interest in the 1.176 million square foot South Building, which is occupied almost entirely by Credit Suisse Securities (USA) LLC pursuant to a lease that expires in 2020.

We, along with Gramercy, acquired the South Building on a pari passu basis for approximately $803.0 million. This was financed in part through a $690.0 million mortgage on the South Building. We, along with Credit Suisse Securities (USA) LLC, will share equally in the profits from a planned conversion of the Clock Tower from office use to residential condominiums. The Clock Tower was acquired for approximately $116.0 million and was financed in part by a $115.0 million loan facility of which we drew down approximately $98.3 million at closing. This loan was refinanced in November 2005. In March 2006 we sold a 40% interest in the venture. See Note 6.

In June 2005, we purchased from our partner, the City Investment Fund, or CIF, an interest in 19 West 44th Street resulting in majority ownership and control of the property. The transaction valued the property at approximately $91.2 million, excluding closing costs. Pursuant to the terms of the initial joint venture agreement, we would have been entitled to an incentive fee of approximately $7.3 million upon a sale of the property. As a result of acquiring the partnership interests, the incentive fee income was deferred and reflected as a reduction to our basis in the property to approximately $79.2 million. In addition, we originated a loan secured by CIF's remaining ownership stake. CIF also granted us an option to purchase CIF's remaining equity interest. We consolidate this property as we control the asset and are entitled to all of the underlying economics.

In July 2005, we, through a joint venture with Jeff Sutton, acquired the fee interests in two adjoining buildings at 1551 and 1555 Broadway and in a third building at 21 West 34th Street, or 21 West, for an aggregate purchase price of $102.5 million, excluding closing costs. The buildings comprise approximately 43,700 square feet. We own approximately 50% of the equity in the joint venture. The joint venture entered into a $103.9 million credit facility to finance the acquisition and redevelopment of these three properties. The loan, which will bear interest at 200 basis points over the 30-day LIBOR, is for three years. At closing, the joint venture drew approximately $85.4 million to fund the acquisition. This loan is non-recourse to us. The joint venture agreement provides Jeff Sutton with the opportunity to earn incentive fees based upon the financial performance of the properties. We loaned approximately $10.2 million to Jeff Sutton to fund a portion of his equity. These loans are secured by a pledge of Jeff Sutton's partnership interest in the joint venture. As we are the primary beneficiary of the joint venture under FIN 46(R), we have consolidated the accounts of the joint venture. In November 2006, 21 West was leased to Apple Inc. under a long-term net lease arrangement. In connection with this lease, the property was released as collateral from its original mortgage and a new $100.0 million, ten-year financing secured by this property, was put in place. As a result of this refinancing, Jeff Sutton was paid his incentive fee and repaid his loan, along with accrued interest, to us. As we are no longer the primary beneficiary of this investment, effective November 2006, we are accounting for this investment under the equity method of accounting.

In August 2005, we, through another joint venture with Jeff Sutton, acquired the ground and second floors in a mixed-use property at 141 Fifth Avenue for $13.25 million, excluding closing costs. Our portion of the building comprises approximately 21,500 square feet. We own approximately 50% of the equity in the joint venture. The joint venture entered into a $12.58 million credit facility to finance the acquisition of the property. The loan, which will bear interest at 225 basis points over the 30-day LIBOR, is for two years and has three one-year extension options. This loan is non-recourse to us. At closing, the joint venture drew approximately $10.0 million to fund the acquisition. In addition, the venture retained a 22.5% carried interest in floors 3 to 12, which were acquired by a third party for $46.75 million, excluding closing costs, and which are to be converted to residential condominiums. The joint venture agreement provides Jeff Sutton with the opportunity to earn incentive fees based upon the financial performance of the property. In connection with this transaction, we loaned approximately $8.5 million to Jeff Sutton. This loan is secured by a pledge of Jeff Sutton's partnership interest in the joint venture. As we are the primary beneficiary of the joint venture under FIN 46(R), we have consolidated the accounts of the joint venture.

In November 2005, we, through a joint venture with Jeff Sutton, acquired a controlling leasehold interest in 1604 Broadway – a retail property located in Manhattan's Times Square for approximately $4.4 million. The joint venture acquired a 90% interest in the 41,100 square foot Times Square building. The property is subject to a ground lease that was extended from 2019 to 2036 as part of the transaction. We have a 50% interest in the joint venture with Jeff Sutton. We have the opportunity to earn incentive fees based upon the financial performance of the property. We loaned approximately $1.6 million to Jeff Sutton to fund a portion of his equity. This loan is secured by a pledge of Jeff Sutton's partnership interest in the joint venture. As we have been designated as the primary beneficiary of the joint venture under FIN 46(R), we have consolidated the accounts of the joint venture.

2004 Acquisitions

In July 2004, we acquired the 780,000 square foot office property located at 750 Third Avenue, or 750 Third, for $255.0 million. The acquisition was initially funded using proceeds from our unsecured revolving credit facility. At closing, TIAA-CREF, a AAA-rated company, entered into an operating lease for the entire building.

In October 2004, we acquired the long-term leasehold in the 563,000 square foot office property at 625 Madison Avenue, or 625 Madison, for $231.5 million. The property was acquired with borrowings under our unsecured revolving credit facility, approximately 306,000 units of limited partnership interest in our operating partnership, having an aggregate value of approximately $15.5 million, and the assumption of a $102.0 million mortgage loan held by the New York State Teacher's Retirement System. The mortgage has a fixed annual interest rate of 6.27% and will mature in November 2015. The property is subject to a ground lease with a final expiration date of June 30, 2054.

Pro Forma

The following table (in thousands, except per share amounts) summarizes, on an unaudited pro forma basis, our combined results of operations for the years ended December 31, 2006 and 2005 as though the acquisitions of 28 West 44th Street (February 2005) and 521 Fifth Avenue (March 2006), the investment in 609 Fifth Avenue and the July and November 2006 common stock offerings as well as the acquisition of Reckson Associates Realty Corp. (See Note 23) were completed on January 1, 2005. The supplemental pro forma operating data is not necessarily indicative of what our actual results of operations would have been assuming the transactions had been completed as set forth above, nor do they purport to represent our results of operations for future periods. In addition, the following supplemental pro forma operating data does not present the sale of assets through December 31, 2006. We accounted for the acquisition of assets utilizing the purchase method of accounting.

	2006	2005
Pro forma revenues	$978,018	$839,716
Pro forma net income	$165,440	$102,565
Pro forma earnings per common share-basic	$ 2.82	$ 1.79
Pro forma earnings per common share and common share equivalents-diluted	$ 2.78	$ 1.76
Pro forma common shares-basic	58,680	57,313
Pro forma common share and common share equivalents-diluted	62,582	61,024

4. PROPERTY DISPOSITIONS AND ASSETS HELD FOR SALE

In July 2006, we sold the fee interests in 286 Madison Avenue and 290 Madison Avenue for approximately $63.0 million, excluding closing costs. The properties are approximately 149,000 square feet. We recognized a gain on sale of approximately $34.3 million, which is net of a $2.0 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale.

In August 2006, we sold the leasehold interest in 1140 Avenue of the Americas for approximately $97.5 million, excluding closing costs. The property is approximately 191,000 square feet. We recognized a gain on sale of approximately $65.0 million which is net of a $3.0 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale.

In December 2006, we sold to CIF a 49.9% interest in the entity that owns the leasehold interest in 521 Fifth Avenue. The sale of the interest in the property, which encompasses approximately 460,000 square feet, valued the property at approximately $240.0 million. This sale generated a realized gain of approximately $3.5 million. As a result of the sale, this investment is accounted for under the equity method. See Note 6.

In April 2005, we sold the fee interest in 1414 Avenue of the Americas for approximately $60.5 million, excluding closing costs. The property is approximately 121,000 square feet. We recognized a gain on sale of approximately $35.9 million, which is net of approximately $2.1 million of costs incurred in connection with the defeasance of its existing mortgage debt and a $5.0 million employee compensation award accrued in connection with the realization of this investment gain as a bonus to certain employees that were instrumental in realizing the gain on this sale.

In October 2004, we sold 17 Battery Place North for approximately $70.0 million, realizing a gain of approximately $22.5 million. The net proceeds were reinvested into the acquisition of 750 Third to effectuate a 1031 tax-free exchange.

In November 2004, we sold 1466 Broadway for approximately $160.0 million, realizing a gain of approximately $73.2 million. The net proceeds were reinvested into the acquisition of 750 Third to effectuate a 1031 tax-free exchange.

At December 31, 2006, discontinued operations included the results of operations of real estate assets sold prior to that date. This included 1414 Avenue of the Americas, which was sold in April 2005, 286 and 290 Madison Avenue, which were sold in July 2006 and 1140 Avenue of the Americas, which was sold in August 2006.

The following table summarizes income from discontinued operations (net of minority interest) and the related realized gain on sale of discontinued operations (net of minority interest) for the years ended December 31, 2006, 2005 and 2004 (in thousands).

	Year Ended December 31,		
	2006	2005	2004
Revenues			
Rental revenue	$ 8,497	$14,530	$ 31,925
Escalation and reimbursement revenues	1,942	2,961	5,529
Other income	112	64	1,600
Total revenues	10,551	17,555	39,054
Operating expense	3,294	5,144	11,857
Real estate taxes	1,834	2,873	6,546
Ground rent	249	348	348
Interest	-	188	1,074
Depreciation and amortization	719	2,108	6,230
Total expenses	6,096	10,661	26,055
Income from discontinued operations	4,455	6,894	12,999
Gain on disposition of discontinued operations	99,268	35,900	95,680
Minority interest in operating partnership	(5,530)	(2,414)	(6,032)
Income from discontinued operations, net of minority interest	$98,193	$40,380	$102,647

5. STRUCTURED FINANCE INVESTMENTS

During the years ended December 31, 2006 and 2005, we originated approximately $240.7 million and $148.1 million in structured finance and preferred equity investments (net of discount), respectively. There were also approximately $195.7 million and $98.1 million in repayments and participations during those years, respectively. At December 31, 2006, 2005 and 2004 all loans were performing in accordance with the terms of the loan agreements.

As of December 31, 2006 and 2005, we held the following structured finance investments, excluding preferred equity investments, with an aggregate weighted-average current yield of approximately 9.5% (in thousands):

Loan Type	Gross Investment	Senior Financing	2006 Principal Outstanding	2005 Principal Outstanding	Initial Maturity Date
Mezzanine Loan(1)	$ 3,500	$ 15,000	$ 3,500	$ 3,500	September 2021
Mezzanine Loan(1)(2)	29,750	225,000	31,226	30,249	December 2020
Mezzanine Loan(1)	28,500	–	28,500	28,500	August 2008
Mezzanine Loan	60,000	205,000	58,013	–	February 2016
Mezzanine Loan	25,000	200,000	25,000	–	May 2016
Mezzanine Loan	35,000	165,000	33,082	–	October 2016
Mezzanine Loan(6)	75,000	4,200,000	64,100	–	December 2016
Mezzanine Loan(1)(3)(4)	–	–	–	13,927	–
Mezzanine Loan	–	–	–	20,000	–
Junior Participation(1)	37,500	477,500	37,500	37,500	January 2014
Junior Participation(1)(3)	4,000	44,000	3,911	3,939	August 2010
Junior Participation(1)	11,000	53,000	11,000	11,000	November 2009
Junior Participation(1)	21,000	115,000	21,000	21,000	November 2009
Junior Participation(1)	12,000	73,000	12,000	–	June 2007
Junior Participation(4)	–	–	–	36,000	–
Junior Participation(4)	–	–	–	25,000	–
Junior Participation(1)(5)	–	–	–	5,336	–
	$342,250	$5,772,500	$328,832	$235,951	

(1) This is a fixed rate loan.
(2) The difference between the pay and accrual rates is included as an addition to the principal balance outstanding.
(3) This is an amortizing loan.
(4) This investment was repaid during the second quarter of 2006.
(5) This investment was redeemed in September 2006.
(6) Gramercy holds a pari passu interest in a mezzanine loan on this asset.

Preferred Equity Investments

As of December 31, 2006 and 2005, we held the following preferred equity investments with an aggregate weighted-average current yield of approximately 11.6% (in thousands):

Type	Gross Investment	Senior Financing	2006 Amount Outstanding	2005 Amount Outstanding	Initial Mandatory Redemption
Preferred equity[1][2]	$ 75,000	$ 69,724	$ 3,694	$ 75,000	July 2014
Preferred equity[1]	15,000	2,350,000	15,000	15,000	February 2015
Preferred equity[3]	51,000	224,000	51,000	51,000	February 2014
Preferred equity[1]	7,000	75,000	7,000	7,000	August 2015
Preferred equity[1]	7,000	–	7,000	–	June 2009
Preferred equity[4]	32,500	385,000	32,500	–	July 2007
Preferred equity[5]	–	–	–	10,000	–
Preferred equity[1][2][5]	–	–	–	6,125	–
	$187,500	$3,103,724	$116,194	$164,125	

(1) This is a fixed rate investment

(2) Gramercy owned an interest in the first mortgage of the underlying property

(3) Gramercy holds a mezzanine loan on this asset.

(4) Gramercy holds a preferred equity investment in this asset.

(5) This investment was repaid during the second quarter of 2006

6. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

We have investments in several real estate joint ventures with various partners, including The Rockefeller Group International Inc., or RGII, CIF, SITQ Immobilier, a subsidiary of Caisse de depot et placement du Québec, or SITQ, SEB Immobilier – Investment GmbH, or SEB, Prudential Real Estate Investors, or Prudential, Ian Schrager, or Schrager, RFR Holding LLC, or RFR, Credit Suisse Securities (USA) LLC, or Credit Suisse, Mack-Cali Realty Corporation, or Mack-Cali, Jeff Sutton, and Gramercy. As we do not control these joint ventures, we account for them under the equity method of accounting. The table below provides general information on each joint venture as of December 31, 2006 (in thousands):

Property	Partner	Ownership Interest	Economic Interest	Square Feet	Acquired	Acquisition Price[1]
1221 Avenue of the Americas[2]	RGII	45.00%	45.00%	2,550	12/03	$1,000,000
One Park Avenue[3]	SEB	16.67%	16.67%	913	05/01	318,500
1250 Broadway[4]	SITQ	55.00%	66.18%	670	08/99	121,500
1515 Broadway[5]	SITQ	55.00%	68.45%	1,750	05/02	483,500
100 Park Avenue	Prudential	49.90%	49.90%	834	02/00	95,800
One Madison Avenue – South Building	Gramercy	55.00%	55.00%	1,176	04/05	803,000
One Madison Avenue – Clock Tower[6]	Schrager/RFR/Credit Suisse	30.00%	30.00%	220	04/05	116,000
379 West Broadway	Jeff Sutton	45.00%	45.00%	62	12/05	19,750
Mack-Green joint venture	Mack-Cali	48.00%	48.00%	900	05/06	127,500
800 Third Avenue[7]	Private Investors	45.01%	45.01%	526	12/06	285,000
521 Fifth Avenue	CIF	50.10%	50.10%	460	12/06	240,000

(1) Acquisition price represents the actual or implied purchase price for the joint venture.

(2) We acquired our interest from The McGraw-Hill Companies, or MHC. MHC is a tenant at the property and accounted for approximately 14.3% of property's annualized rent at December 31, 2006. We do not manage this joint venture.

(3) In May 2004, Credit Suisse, through a wholly owned affiliate, acquired a 75% interest in One Park. The interest was acquired from a joint venture comprised of SITQ and us. Credit Suisse's affiliated entity transferred its interest to SEB in April 2005. See Note 23.

(4) As a result of exceeding the performance thresholds set forth in our joint venture agreement with SITQ, our economic stake in the property was increased to 66.175% in August 2006.

(5) Under a tax protection agreement established to protect the limited partners of the partnership that transferred 1515 Broadway to the joint venture, the joint venture has agreed not to adversely affect the limited partners' tax positions before December 2011. One tenant, whose leases end between 2008 and 2015, represents approximately 85.3% of this joint venture's annualized rent at December 31, 2006.

(6) In March 2006, we, along with Credit Suisse, sold a 40.0% interest in the joint venture to Schrager and RFR. They will perform the redevelopment and residential conversion of the Clock Tower. The arrangement provides Schrager and RFR with the ability to increase their ownership interest if certain performance thresholds are achieved.

(7) We invested approximately $109.5 million in this asset through the origination of a loan secured by up to 47% of the interests in the property's ownership, with an option to convert the loan to an equity interest. Certain existing members have the right to re-acquire approximately 4% of the property's equity.

In August 2005, our joint venture with Morgan Stanley Real Estate Fund, or MSREF, sold the fee interest in 180 Madison Avenue for $92.7 million. The joint venture recognized a gain of approximately $40.0 million from the sale, of which our share was approximately $19.3 million. Approximately $7.7 million of a gain was deferred and will be recognized upon redemption of the preferred equity investment retained in the property. 180 Madison Avenue represents the last property to be sold through our joint ventures with MSREF. In connection with the resolution of the joint venture, we recognized an incentive fee of approximately $10.8 million.

In June 2005, we acquired substantially all of CIF's partnership interest in the joint venture that owned 19 West 44th Street. We previously held a 35% interest in this joint venture. See Note 3 for additional details.

In May 2005, we acquired a 10% interest in a joint venture that acquired a 670,000 square feet property located at 55 Corporate Drive, N.J. The acquisition was funded with an $84.0 million interest-only mortgage. The mortgage, which was to mature in June 2007, carried an interest rate of 215 basis points over the 30-day LIBOR, and had three one-year as-of-right extension options. See Note 3.

We finance our joint ventures with non-recourse debt. The first mortgage notes payable collateralized by the respective joint venture properties and assignment of leases at December 31, 2006 and 2005, respectively, are as follows (in thousands):

Property	Maturity Date	Interest Rate[1]	2006	2005
1221 Avenue of the Americas[2]	12/2010	5.86%	$170,000	$170,000
One Park Avenue	05/2014	5.80%	$238,500	$238,500
1250 Broadway[3]	08/2007	6.53%	$115,000	$115,000
1515 Broadway[4]	11/2007	6.23%	$625,000	$625,000
100 Park Avenue[5]	11/2015	6.52%	$175,000	$135,998
One Madison Avenue – South Building	05/2020	5.91%	$683,374	$687,984
379 West Broadway	12/2007	7.58%	$ 12,872	$ 12,837
One Madison Avenue – Clock Tower[6]	11/2007	6.98%	$127,323	–
Mack-Green joint venture[7]	08/2014	7.76%	$102,519	–
21 West 34th Street	12/2016	5.75%	$100,000	–
800 Third Avenue	08/2008	5.98%	$ 20,910	–
521 Fifth Avenue	04/2011	6.35%	$140,000	–

(1) Interest rate represents the effective all-in weighted average interest rate for the quarter ended December 31, 2006
(2) This loan has an interest rate based on the LIBOR plus 75 basis points. $65.0 million of this loan has been hedged through December 2010. The hedge fixed the LIBOR rate at 4.8%
(3) The interest only loan carried an interest rate of 120 basis points over the 30-day LIBOR, but was reduced to 80 basis points over the 30-day LIBOR in December 2006. The loan is subject to two one-year as-of-right renewal extensions. The joint venture extended this loan for one year
(4) The interest only loan carries an interest rate of 90 basis points over the 30-day LIBOR. The mortgage is subject to three one-year as-of-right renewal options.
(5) In October 2005, the loan was increased by $60.0 million to $175.0 million. It will mature in 2015 and carries an interest rate of approximately 6.52%. Proceeds from the refinancing will be used to redevelop the property
(6) The interest only loan carries an interest rate of 160 basis points over the 30-day LIBOR.
(7) Comprised of $90.6 million variable rate debt that matures in May 2008 and $12.0 million fixed rate debt that matures in August 2014. Gramercy provided the variable rate debt

We act as the operating partner and day-to-day manager for all our joint ventures, except for 1221 Avenue of the Americas, Mack-Green and 800 Third Avenue. We are entitled to receive fees for providing management, leasing, construction supervision and asset management services to our joint ventures. We earned approximately $9.7 million, $10.8 million and $8.4 million from these services for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, we have the ability to earn incentive fees based on the ultimate financial performance of certain of the joint venture properties.

Gramercy Capital Corp.

In April 2004, we formed Gramercy as a national commercial real estate specialty finance company that focuses on the direct origination and acquisition of whole loans, subordinate interests in whole loans, mezzanine loans, preferred equity and net lease investments involving commercial properties throughout the United States. Gramercy qualified as a REIT for federal income tax purposes and expects to qualify for its current fiscal year. In July 2004, Gramercy sold 12.5 million shares of common stock in its initial public offering at a price of $15.00 per share, for a total offering of $187.5 million. Certain of our executive officers purchased from us shares of common stock of Gramercy issued to one of our subsidiaries as part of Gramercy's initial capitalization prior to its initial public offering at the same price as the estimated fair value of such shares at the time of formation. As part of the offering, which closed on August 2, 2004, we purchased 3,125,000 shares, or 25%, of Gramercy, for a total investment of approximately $46.9 million. In January 2005, we purchasedian additional 1,275,000 shares of common stock of Gramercy, increasing our total investment to approximately $68.9 million. In September 2005, we purchased an additional 958,333 shares of common stock of Gramercy, increasing our total investment to approximately $93.6 million. In May 2006, we purchased an additional 750,000 shares of common stock of Gramercy, increasing our total investment to approximately $113.7 million. We currently hold 6,418,333 shares of Gramercy's common stock. The market value of our investment in Gramercy was approximately $198.3 million at December 31, 2006.

Gramercy is a variable interest entity, but we are not the primary beneficiary. Due to the significant influence we have over Gramercy, we account for our investment under the equity method of accounting.

At Gramercy's initial public offering, GKK Manager LLC, or the Manager, an affiliate of ours, entered into a management agreement with Gramercy, which provided for an initial term through December 2007, with automatic one-year extension options and certain termination rights. In April 2006, Gramercy's board of directors approved, among other things, an extension of the management agreement through December 2009. Gramercy pays the Manager an annual management fee equal to 1.75% of their gross stockholders' equity (as defined in the amended and restated management agreement). In addition, Gramercy also pays the Manager a collateral management fee (as defined in the collateral management agreement) of 0.25% per annum on the outstanding investment grade bonds in Gramercy's July 2005 collateralized debt obligation. The amended and restated management agreement provides that in connection with formations of future collateralized debt obligations, or CDO, or other securitization vehicles, if a collateral manager is retained, the Manager or an affiliate will be the collateral manager and will receive the following fees: (i) 0.25% per annum of the book value of the assets owned for transitional "managed" CDOs, (ii) 0.15% per annum of the book value of the assets owned for non-transitional "managed" CDOs, (iii) 0.10% per annum of the book value of the assets owned for static CDOs that own primarily non-investment grade bonds, and (iv) 0.05% per annum of the book value of the assets owned for static CDOs that own primarily investment grade bonds; limited in each instance by the fees that are paid to the collateral manager. For the years ended December 31, 2006, 2005 and 2004, we received an aggregate of approximately $10.2 million, $6.3 million, and $1.3 million, respectively, in fees under the management agreement and $2.9 million, $0.9 million and none under the collateral management agreement.

To provide an incentive for the Manager to enhance the value of the common stock, we, along with the Manager and other holders of Class B limited partnership interests in Gramercy's operating partnership, are entitled to an incentive return payable through the Class B limited partner interests in Gramercy's operating partnership, equal to 25% of the amount by which funds from operations (as defined in Gramercy's partnership agreement) plus certain accounting gains exceed the product of the weighted average stockholders' equity of Gramercy multiplied by 9.5% (divided by 4 to adjust for quarterly calculations). We will record any distributions on the Class B limited partner interests as incentive distribution income in the period when earned and when receipt of such amounts have become probable and reasonably estimable in accordance with Gramercy's partnership agreement as if such agreement had been terminated on that date. We earned approximately $7.6 million, $2.3 million and none under this agreement for the years ended December 31, 2006, 2005 and 2004, respectively. Due to the control we have over the Manager, we consolidate the accounts of the Manager into ours.

In May 2005, our Compensation Committee approved long-term incentive performance awards pursuant to which certain of our officers and employees, including some of whom are our senior executive officers, were awarded a portion of the interests previously held by us in the Manager as well as in the Class B limited partner interests in Gramercy's operating partnership. These awards are dependent upon, among other things, tenure of employment and the performance by SL Green Realty Corp. and its investment in Gramercy. We recorded compensation expense of approximately $2.0 million and $0.4 million for the years ended December 31, 2006 and 2005, respectively, related to these awards. After giving effect to these awards, we own 65.83 units of the Class B limited partner interests and 65.83% of the Manager. The officers and employees who received these awards own 15.75 units of the Class B limited partner interests and 15.75% of the Manager.

Gramercy is obligated to reimburse the Manager for its costs incurred under an asset servicing agreement and an outsource agreement between the Manager and us. The asset servicing agreement, which was amended and restated in April 2006, provides for an annual fee payable to us of 0.05% of the book value of all Gramercy's credit tenant lease assets and non-investment grade bonds and 0.15% of the book value of all other Gramercy assets. We may reduce the asset-servicing fee for fees that Gramercy pays directly to outside servicers. The outsourcing agreement currently provides for a fee of $1.33 million per year, increasing 3% annually over the prior year. For the years ended December 31, 2006, 2005 and 2004, the Manager received an aggregate of approximately $3.7 million, $2.3 million and $0.6 million, respectively, under the outsourcing and asset servicing agreements.

In connection with the 5,500,000 shares of common stock that were sold on December 31, 2004 and settled on December 31, 2004 and January 3, 2005 in a private placement of Gramercy stock, Gramercy paid the Manager a fee of $1.0 million as compensation for financial advisory, structuring and other services performed on Gramercy's behalf.

During the year ended December 31, 2006, we paid our proportionate share of an advisory fee of approximately $162,500 to Gramercy in connection with a transaction.

The Board of Directors of Gramercy elected to make an additional payment of approximately $1.6 million based upon the 2006 performance of Gramercy.

All fees earned from Gramercy are included in other income in the Consolidated Statements of Income.

Effective May 1, 2005 Gramercy entered into a lease agreement with an affiliate of ours, for their corporate offices at 420 Lexington Avenue, New York, NY. The lease is for approximately five thousand square feet with an option to lease an additional approximately two thousand square feet and carries a term of ten year with rents of approximately $249,000 per annum for year one rising to $315,000 per annum in year ten.

See above for a discussion on Gramercy's joint venture investment, along with us, in One Madison Avenue-South Building and Note 3 for a discussion on 55 Corporate Drive.

The condensed combined balance sheets for the unconsolidated joint ventures, including Gramercy, at December 31, 2006 and 2005, are as follows (in thousands):

	2006	2005
Assets		
Commercial real estate property, net	$3,760,477	$3,327,691
Structured finance investments	2,144,151	1,205,745
Other assets	783,754	424,468
Total assets	$6,688,382	$4,957,904
Liabilities and members' equity		
Mortgages payable	$2,605,023	$2,257,667
Other loans	2,156,662	1,068,866
Other liabilities	141,504	120,959
Members' equity	1,785,193	1,510,412
Total liabilities and members' equity	$6,688,382	$4,957,904
Company's net investment in unconsolidated joint ventures	$ 686,069	$ 543,189

The condensed combined statements of operations for the unconsolidated joint ventures, including Gramercy, from acquisition date through December 31, 2006 are as follows (in thousands):

	2006	2005	2004
Total revenues	$652,240	$501,079	$345,389
Operating expenses	143,852	109,566	83,249
Real estate taxes	69,922	63,634	59,545
Interest	241,481	133,723	48,839
Depreciation and amortization	78,545	71,047	56,820
Total expenses	533,800	377,970	248,453
Net income before gain on sale	$118,440	$123,109	$ 96,936
Company's equity in net income of unconsolidated joint ventures	$ 40,780	$ 49,349	$ 44,037

7. INVESTMENT IN AND ADVANCES TO AFFILIATES

Service Corporation

Income from management, leasing and construction contracts from third parties and joint venture properties, is realized by the Service Corporation. In order to maintain our qualification as a REIT, we, through our operating partnership, own 100% of the non-voting common stock (representing 95% of the total equity) of the Service Corporation our operating partnership receives substantially all of the cash flow from the Service Corporation's operations through dividends on its equity interest. All of the voting common stock of the Service Corporation (representing 5% of the total equity) is held by our affiliate. This controlling interest gives the affiliate the power to elect all directors of the Service Corporation. Effective July 1, 2003, we consolidated the operations of the Service Corporation because it is considered to be a variable interest entity under FIN 46 and we are the primary beneficiary. For the years ended December 31, 2006, 2005 and 2004, the Service Corporation earned approximately $9.0 million, $10.5 million and $7.7 million of revenue and incurred approximately $7.6 million, $7.9 million and $6.3 million in expenses, respectively. Effective January 1, 2001, the Service Corporation elected to be treated as a TRS.

All of the management, leasing and construction services with respect to our wholly-owned properties are conducted through SL Green Management LLC, which is 100% owned by our operating partnership.

eEmerge

In May 2000, our operating partnership formed eEmerge, Inc., a Delaware corporation, or eEmerge. eEmerge is a separately managed, self-funded company that provides fully-wired and furnished office space, services and support to businesses.

In March 2002, we acquired all the voting common stock of eEmerge Inc. As a result, we control all the common stock of eEmerge. Effective with the quarter ended March 31, 2002, we consolidated the operations of eEmerge. Effective January 1, 2001, eEmerge elected to be taxed as a TRS.

In June 2000, eEmerge and Eureka Broadband Corporation, or Eureka, formed eEmerge.NYC LLC, a Delaware limited liability company, or ENYC, in which eEmerge had a 95% interest and Eureka had a 5% interest in ENYC. During the third quarter of 2006, ENYC acquired the interest held by Eureka. As a result, eEmerge owns 100% of ENYC. ENYC operates a 71,700 square foot fractional office suites business. In 2000, ENYC entered into a 10-year lease with our operating partnership for its 50,200 square foot premises, which is located at 440 Ninth Avenue, Manhattan. In 2005 ENYC entered into another 10-year lease with our operating partnership for its 21,500 square foot premises at 28 West 44th Street, Manhattan. Allocations of net profits, net losses and distributions are made in accordance with the Limited Liability Company Agreement of ENYC. Effective with the quarter ended March 31, 2002, we consolidated the operations of ENYC.

The net book value of our investment in eEmerge as of December 31, 2006 and 2005 was approximately $3.6 million and $3.9 million, respectively.

8. DEFERRED COSTS

Deferred costs at December 31 consisted of the following (in thousands):

	2006	2005
Deferred financing	$ 28,584	$ 40,118
Deferred leasing	115,147	78,086
	143,731	118,204
Less accumulated amortization	(45,881)	(38,776)
Total deferred costs	$ 97,850	$ 79,428

9. MORTGAGE NOTES PAYABLE

The first mortgage notes payable collateralized by the respective properties and assignment of leases at December 31, 2006 and December 31, 2005, respectively, were as follows (in thousands):

Property	Maturity Date	Interest Rate(6)	2006	2005
70 West 36th Street(1)	5/2009	7.87%	$ 11,199	$ 11,414
711 Third Avenue(1)	6/2015	4.99%	120,000	120,000
420 Lexington Avenue(1)	11/2010	8.44%	115,182	117,466
673 First Avenue(1)	2/2013	5.67%	33,816	34,474
125 Broad Street(2)	10/2007	8.29%	73,985	74,787
220 East 42nd Street(1)	12/2013	5.23%	210,000	210,000
625 Madison Avenue(1)	11/2015	6.27%	101,834	102,000
55 Corporate Drive	12/2015	5.75%	95,000	–
609 Fifth Avenue(1)	10/2013	5.85%	101,807	–
609 Partners, LLC	7/2014	5.00%	63,891	–
Total fixed rate debt			926,714	670,141
One Madison Avenue – Clock Tower(3)	–	–	–	113,546
1551/1555 Broadway and 21 West 34th Street(4)	8/2008	7.31%	78,208	91,532
141 Fifth Avenue(4)	9/2007	7.58%	10,457	10,033
717 Fifth Avenue(5)	9/2008	6.93%	175,000	–
Total floating rate debt			263,665	215,111
Total mortgage notes payable			$1,190,379	$885,252

(1) Held in bankruptcy remote special purpose entity

(2) This mortgage has an initial maturity date of October 2007 and a contractual maturity date of October 2030

(3) This mortgage was assumed by the joint venture. See Note 6

(4) We own a 50% interest in the joint venture that is the borrower on these loans. These loans are non-recourse to us. The 2006 balance does not include 21 West as it was deconsolidated. See Note 6

(5) See Note 3 for a description of our ownership interest in this property

(6) Effective interest rate for the quarter ended December 31, 2006.

At December 31, 2006 and 2005 the gross book value of the properties collateralizing the mortgage notes was approximately $1.6 billion and $1.2 billion, respectively.

For the years ended December 31, 2006, 2005 and 2004, we incurred approximately $96.4 million, $81.8 million and $64.9 million of interest expense, respectively, excluding approximately $8.5 million, $6.9 million and $433,000, respectively, which was capitalized.

Principal Maturities

Combined aggregate principal maturities of mortgages and notes payable, 2005 unsecured revolving credit facility, term loans and trust preferred securities and our share of joint venture debt as of December 31, 2006, excluding extension options, were as follows (in thousands):

	Scheduled Amortization	Principal Repayments	Revolving Credit Facility	Term Loans and Trust Preferred Securities	Total	Joint Venture Debt
2007	$10,602	$ 83,798	$ –	$ –	$ 94,400	$ 456,823
2008	10,825	253,208	–	1,766	265,799	59,024
2009	11,449	10,629	–	327,648	349,726	6,573
2010	11,281	104,691	–	195,586	311,558	83,558
2011	9,429	–	–	–	9,429	78,810
Thereafter	23,543	660,924	–	100,000	784,467	524,352
Total	$77,129	$1,113,250	$ –	$625,000	$1,815,379	$1,209,140

Mortgage Recording Tax – Hypothecated Loan

We had a credit loan totaling approximately $250.0 million from Wachovia Bank, National Association ("Wachovia") at December 31, 2006. This loan was collateralized by the mortgage encumbering our interest in 485 Lexington Avenue. The loan was also collateralized by an equivalent amount of our cash, which was held by Wachovia and invested in U.S. Treasury securities. Interest earned on the cash collateral was applied by Wachovia to service the loan with interest rates commensurate with that of a portfolio of six-month U.S. Treasury securities. We, along with Wachovia, each had the right of offset and, therefore, the loan and the cash collateral were presented on a net basis in the consolidated balance sheet at December 31, 2006. The purpose of this loan was to preserve mortgage recording tax credits for future potential refinancing for which these credits would be applicable. At the same time, the underlying mortgage remains a bona-fide debt to Wachovia. On January 22, 2007, we refinanced 485 Lexington Avenue at which time this mortgage was assigned to the new lender and we repaid an equivalent amount of the loan.

10. REVOLVING CREDIT FACILITIES

2005 Unsecured Revolving Credit Facility

We have a $500.0 million unsecured revolving credit facility. In January 2007, we exercised our option to increase the capacity under the 2005 unsecured revolving credit facility to $800.0 million. The 2005 unsecured revolving credit facility bears interest at a spread ranging from 85 basis points to 125 basis points over LIBOR, based on our leverage ratio, and has a one-year extension option. The 2005 unsecured revolving credit facility also requires a 12.5 to 25 basis point fee on the unused balance payable annually in arrears. The 2005 unsecured revolving credit facility had no outstanding balance and carried a spread over LIBOR of 110 basis points at December 31, 2006. Availability under the 2005 unsecured revolving credit facility was further reduced by the issuance of approximately $15.5 million in letters of credit. The effective all-in interest rate on the 2005 unsecured revolving credit facility was 6.05% for the year ended December 31, 2006. The 2005 unsecured revolving credit facility includes certain restrictions and covenants (see restrictive covenants below).

Term Loans

We have a $325.0 million unsecured term loan, which matures in August 2009. This term loan bears interest at a spread ranging from 110 basis points to 140 basis points over LIBOR, based on our leverage ratio. As of December 31, 2006, we had $325.0 million outstanding under the unsecured term loan at the rate of 140 basis points over LIBOR. To limit our exposure to the variable LIBOR rate we entered into various swap agreements to fix the LIBOR rate on the entire unsecured term loan. The effective all-in interest rate on the unsecured term loan was 5.00% for year ended December 31, 2006.

We have a $200.0 million five-year non-recourse term loan secured by a pledge of our ownership interest in 1221 Avenue of the Americas. This term loan has a floating rate of 125 basis points over the current LIBOR rate and matures in May 2010. The effective all-in interest rate on this secured term loan was 5.34% for the year ended December 31, 2006.

Restrictive Covenants

The terms of the 2005 unsecured revolving credit facility and the term loans include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage and fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal Income Tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments. As of December 31, 2006 and 2005, we were in compliance with all such covenants.

Junior Subordinate Deferrable Interest Debentures

In June 2005, we issued $100.0 million in unsecured floating rate trust preferred securities through a newly formed trust, SL Green Capital Trust I, or the Trust that is a wholly-owned subsidiary of our operating partnership. The securities mature in 2035 and bear interest at a fixed rate of 5.61% for the first ten years ending July 2015, a period of up to eight consecutive quarters if our operating partnership exercises its right to defer such payments. The trust preferred securities are redeemable, at the option of our operating partnership, in whole or in part, with no prepayment premium any time after July 2010. We do not consolidate the Trust even though it is a variable interest entity under FIN46 as we are not the primary beneficiary. Because the Trust is not consolidated, we have issued debt and the related payments are classified as interest expense.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents, accounts receivable, accounts payable, and the 2005 unsecured revolving credit facility balances reasonably approximate their fair values due to the short maturities of these items. Mortgage notes payable, junior subordinate deferrable interest debentures and the secured and unsecured term loans have an estimated fair value based on discounted cash flow models of approximately $1.5 billion, which was less than the book value of the related fixed rate debt by approximately $17.0 million. Structured finance investments are carried at amounts, which reasonably approximate their fair value as determined by us.

Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2006. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

12. RENTAL INCOME

The operating partnership is the lessor and the sublessor to tenants under operating leases with expiration dates ranging from January 1, 2007 to 2023. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for increases in certain operating costs and real estate taxes above their base year costs. Approximate future minimum rents to be received over the next five years and thereafter for non-cancelable operating leases in effect at December 31, 2006 for the wholly-owned properties, including consolidated joint venture properties, and our share of unconsolidated joint venture properties are as follows (in thousands):

	Wholly-Owned Properties	Joint Venture Properties
2007	$ 388,822	$ 169,715
2008	383,129	162,247
2009	357,340	158,093
2010	316,986	139,432
2011	285,603	125,987
Thereafter	1,418,912	804,226
	$3,150,792	$1,559,700

13. RELATED PARTY TRANSACTIONS

Cleaning/Security/Messenger and Restoration Services

Through Alliance Building Services, or Alliance, First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services, Classic Security LLC provides security services, Bright Star Couriers LLC provides messenger services, and Onyx Restoration Works provides restoration services with respect to certain properties owned by us. Alliance is owned by Gary Green, a son of Stephen L. Green, the chairman of our board of directors. First Quality also provides additional services directly to tenants on a separately negotiated basis. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. In the first quarter of 2006, First Quality expanded its space leased to 26,800 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2015 and provides for annual rental payments of approximately $629,000. We paid Alliance approximately $13.6 million, $11.0 million and $8.9 million for the three years ended December 31, 2006, respectively, for these services (excluding services provided directly to tenants).

Leases

Nancy Peck and Company leases 2,013 square feet of space at 420 Lexington Avenue, pursuant to a lease that expired on June 30, 2005 and provided for annual rental payments of approximately $66,000. This space is now leased on a month-to-month basis. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due pursuant to the lease was offset against a consulting fee of $11,025 per month an affiliate pays to her pursuant to a consulting agreement, which is cancelable upon 30-days notice. This consulting agreement was cancelled in July 2006.

Brokerage Services

Sonnenblick-Goldman Company, or Sonnenblick, a nationally recognized real estate investment banking firm, provided mortgage brokerage services to us. Mr. Morton Holliday, the father of Mr. Marc Holliday, was a Managing Director of Sonnenblick at the time of the financings. In 2005, we paid approximately $457,000 to Sonnenblick in connection with securing a $120.0 million first mortgage for the property located at 711 Third Avenue. In 2004, our 1515 Broadway joint venture paid approximately $855,000 to Sonnenblick in connection with securing a $425.0 million first mortgage for the property. In 2005, our 1515 Broadway joint venture paid approximately $400,000 to Sonnenblick in connection with refinancing the property and increasing the first mortgage to $625.0 million. In 2006, our 485 Lexington Avenue joint venture paid approximately $757,000 to Sonnenblick in connection with refinancing the property and increasing the first mortgage to $390.0 million. Also in 2006, an entity in which we hold a preferred equity investment paid approximately $438,000 to Sonnenblick in connection with refinancing the property held by that entity and increasing the first mortgage to $90.0 million.

Management Fees

S.L. Green Management Corp. receives property management fees from an entity in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entity was approximately $205,000 in 2006, $209,000 in 2005 and $258,000 in 2004.

Amounts due from (to) related parties at December 31 consisted of the following (in thousands):

	2006	2005
Due from joint ventures	$3,479	$3,500
Officers and employees	153	1,527
Other	3,563	2,680
Related party receivables	$7,195	$7,707

Management Indebtedness

In January 2001, Mr. Marc Holliday, then our president, received a non-recourse loan from us in the principal amount of $1.0 million pursuant to his amended and restated employment and noncompetition agreement he executed at the time. This loan bore interest at the applicable federal rate per annum and was secured by a pledge of certain of Mr. Holliday's shares of our common stock. The principal of and interest on this loan was forgivable upon our attainment of specified financial performance goals prior to December 31, 2006, provided that Mr. Holliday remains employed by us until January 17, 2007. As a result of the performance goals being met, this loan was forgiven in January 2007. In April 2000, Mr. Holliday received a loan from us in the principal amount of $300,000 with a maturity date of July 2003. This loan bore interest at a rate of 6.60% per annum and was secured by a pledge of certain of Mr. Holliday's shares of our common stock. In May 2002, Mr. Holliday entered into a loan modification agreement with us in order to modify the repayment terms of the $300,000 loan. Pursuant to the agreement, $100,000 (plus accrued interest thereon) was forgivable on each of January 1, 2004, January 1, 2005 and January 1, 2006, provided that Mr. Holliday remains employed by us through each of such date. This loan was forgiven in 2006.

Gramercy Capital Corp.

See Note 6, Investment in Unconsolidated Joint Ventures - Gramercy Capital Corp. for disclosure on related party transactions between Gramercy and us.

14. STOCKHOLDERS' EQUITY

Common Stock

Our authorized capital stock consists of 200,000,000 shares, $.01 par value, of which we have authorized the issuance of up to 100,000,000 shares of common stock, $.01 par value per share, 75,000,000 shares of excess stock, at $.01 par value per share, and 25,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2006, 49,839,636 shares of common stock and no shares of excess stock were issued and outstanding.

In 2006, in two offerings, we sold 6,498,100 shares of our common stock. The net proceeds from these offerings (approximately $800.3 million) were used to pay down our unsecured revolving credit facility and fund new investments.

Perpetual Preferred Stock

In December 2003, we sold 6,300,000 shares of 7.625% Series C cumulative redeemable preferred stock, or the Series C preferred stock, (including the underwriters' over-allotment option of 700,000 shares) with a mandatory liquidation preference of $25.00 per share. Net proceeds from this offering (approximately $152.0 million) were used principally to repay amounts outstanding under our secured and unsecured revolving credit facilities. The Series C preferred stock receive annual dividends of $1.90625 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after December 12, 2008, we may redeem the Series C preferred stock at par for cash at our option. The Series C preferred stock was recorded net of underwriters discount and issuance costs.

In 2004, we issued 4,000,000 shares of our 7.875% Series D cumulative redeemable preferred stock, or the Series D preferred stock, with a mandatory liquidation preference of $25.00 per share. Net proceeds from these offerings (approximately

$96.3 million) were used principally to repay amounts outstanding under our secured and unsecured revolving credit facilities. The Series D preferred stock receive annual dividends of $1.96875 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after May 27, 2009, we may redeem the Series D preferred stock at par for cash at our option. The Series D preferred stock was recorded net of underwriters discount and issuance costs.

Rights Plan

In February 2000, our board of directors authorized a distribution of one preferred share purchase right, or Right, for each outstanding share of common stock under a shareholder rights plan. This distribution was made to all holders of record of the common stock on March 31, 2000. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B junior participating preferred stock, par value $0.01 per share, or Preferred Shares, at a price of $60.00 per one one-hundredth of a Preferred Share, or Purchase Price, subject to adjustment as provided in the rights agreement. The Rights expire on March 5, 2010, unless we extend the expiration date or the Right is redeemed or exchanged earlier.

The Rights are attached to each share of common stock. The Rights are generally exercisable only if a person or group becomes the beneficial owner of 17% or more of the outstanding common stock or announces a tender offer for 17% or more of the outstanding common stock, or Acquiring Person. In the event that a person or group becomes an Acquiring Person, each holder of a Right, excluding the Acquiring Person, will have the right to receive, upon exercise, common stock having a market value equal to two times the Purchase Price of the Preferred Shares.

Dividend Reinvestment and Stock Purchase Plan

We filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRIP, which was declared effective on September 10, 2001, and commenced on September 24, 2001. We registered 3,000,000 shares of our common stock under the DRIP.

During the years ended December 31, 2006 and 2005, approximately 132,000 and 338,000 shares of our common stock were issued and approximately $13.0 million and $20.4 million of proceeds were received, respectively, from dividend reinvestments and/or stock purchases under the DRIP. DRIP shares may be issued at a discount to the market price.

2003 Long-Term Outperformance Compensation Program

Our board of directors adopted a long-term, seven-year compensation program for senior management. The program, which measures our performance over a 48-month period (unless terminated earlier) commencing April 1, 2003, provides that holders of our common equity are to achieve a 40% total return during the measurement period over a base of $30.07 per share before any restricted stock awards are granted. Management will receive an award of restricted stock in an amount between 8% and 10% of the excess return over the baseline return. At the end of the four-year measurement period, 40% of the award will vest on the measurement date and 60% of the award will vest ratably over the subsequent three years based on continued employment. Any restricted stock to be issued under the program will be allocated from our Stock Option Plan (as defined below), which was previously approved through a stockholder vote in May 2002. We record the expense of the restricted stock award in accordance with SFAS 123. The fair value of the award on the date of grant was determined to be $3.2 million. Forty percent of the value of the award will be amortized over four years and the balance will be amortized at 20% per year over five, six and seven years, respectively, such that 20% of year five, 16.67% of year six, and 14.29% of year seven will be recorded in year one. The total value of the award (capped at $25.5 million) will determine the number of shares assumed to be issued for purposes of calculating diluted earnings per share. Compensation expense of $650,000 was recorded during each of the years ended December 31, 2006, 2005 and 2004, respectively.

2005 Long-Term Outperformance Compensation Program

In December 2005, the compensation committee of our board of directors approved a long-term incentive compensation program, the 2005 Outperformance Plan. Participants in the 2005 Outperformance Plan will share in a "performance pool" if our total return to stockholders for the period from December 1, 2005 through November 30, 2008 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $68.51 per share. The size of the pool will be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum dilution cap equal to the lesser of 3% of our outstanding shares and units of limited partnership interest as of December 1, 2005 or $50.0 million. In the event the potential performance pool reaches this dilution cap before November 30, 2008 and remains at that level or higher for 30 consecutive days, the performance period will end early and the pool will be formed on the last day of such 30 day period. Each participant's award under the 2005 Outperformance Plan will be designated as a specified percentage of the aggregate performance pool to be allocated to him or her assuming the 30% benchmark is achieved. Individual awards will be made in the form of partnership units, or LTIP Units, that may ultimately become exchangeable for shares of our common stock or cash, at our election. LTIP Units will be granted prior to the determination of the performance pool; however, they will only vest upon satisfaction of performance and other thresholds, and will not be entitled to distributions until after the performance pool is established. The 2005 Outperformance Plan provides that if the pool is established, each participant will also be entitled to the distributions that would have been paid on the number of LTIP Units earned, had they been issued at the beginning of the performance period. Those distributions will be paid in the form of additional LTIP Units. After the performance pool is established, the earned LTIP Units will receive regular quarterly distributions on a per unit basis equal to the dividends per share paid on our common stock, whether or not they are vested. Any LTIP Units that are not earned upon the establishment of the performance pool will be automatically forfeited, and the LTIP Units that are earned will be subject to time-based vesting, with one-third of the LTIP Units earned vesting on November 30, 2008 and each of the first two anniversaries thereafter based on continued employment. On June 14, 2006, the Compensation Committee determined that under the terms of the 2005 Outperformance Plan, as of June 8, 2006, the performance period had accelerated and the maximum performance pool of $49,250,000, taking into account forfeitures, was established. Individual awards under the 2005 Outperformance Plan are in the form of partnership units, or LTIP Units, in our operating partnership, that, subject to certain conditions, are convertible into shares of our common stock or cash, at our election. The total number of LTIP Units earned by all participants as a result of the establishment of the performance pool was 490,475.

The cost of the 2005 Outperformance Plan (approximately $8.0 million, subject to adjustment for forfeitures) will continue to be amortized into earnings through the final vesting period in accordance with SFAS 123-R. We recorded approximately $2.0 million and $0.3 million of compensation expense during the year ended December 31, 2006 and 2005, respectively, in connection with the 2005 Outperformance Plan.

2006 Long-Term Outperformance Compensation Program

On August 14, 2006, the compensation committee of our board of directors approved a long-term incentive compensation program, the 2006 Outperformance Plan. Participants in the 2006 Outperformance Plan will share in a "performance pool" if our total return to stockholders for the period from August 1, 2006 through July 31, 2009 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $106.39 per share. The size of the pool will be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum award of $60.0 million. The maximum award will be reduced by the amount of any unallocated or forfeited awards. In the event the potential performance pool reaches the maximum award before July 31, 2009 and remains at that level or higher for 30 consecutive days, the performance period will end early and the pool will be formed on the last day of such 30 day period. Each participant's award under the 2006 Outperformance Plan will be designated as a specified percentage of the aggregate performance pool. Assuming the 30% benchmark is achieved, the pool will be allocated among the participants in accordance with the percentage specified in each participant's participation agreement. Individual awards will be made in the form of partnership units, or LTIP Units, that, subject to vesting and the satisfaction of other conditions, are exchangeable for a per unit value equal to the then trading price of one share of our common stock. This value is payable in cash or, at our election, in shares of common stock. LTIP Units will be granted prior to the determination of the performance pool; however, they will only vest upon satisfaction of performance and time vesting thresholds under the 2006 Outperformance Plan, and will not be entitled to distributions until after the performance pool is established. Distributions on LTIP Units will equal the dividends paid on our common stock on a per unit basis. The 2006 Outperformance Plan provides that if the pool is established, each participant will also be entitled to the distributions that would have been paid had the number of earned LTIP Units been issued at the beginning of the performance period. Those distributions will be paid in the form of additional LTIP Units. Thereafter, distributions will be paid currently with respect to all earned LTIP Units that are a part of the performance pool, whether vested or unvested. Although the amount of earned awards under the 2006 Outperformance Plan (i.e. the number of LTIP Units earned) will be determined when the performance pool is established, not all of the awards will vest at that time. Instead, one-third of the awards will vest on July 31, 2009 and each of the first two anniversaries thereafter based on continued employment.

The cost of the 2006 Outperformance Plan (approximately $9.6 million, subject to adjustment for forfeitures) will be amortized into earnings through the final vesting period in accordance with SFAS 123-R. We recorded approximately $1.1 million of compensation expense during the year ended December 31, 2006 in connection with the 2006 Outperformance Plan.

Deferred Stock Compensation Plan for Directors

Under our Independent Director's Deferral Program, which commenced July 2004, our non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees and meeting fees. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The phantom stock units are convertible into an equal number of shares of common stock upon such directors' termination of service from the Board of Directors or a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the applicable dividend record date for the respective quarter. Each participating non-employee director's account is also credited for an equivalent amount of phantom stock units based on the dividend rate for each quarter.

During the year ended December 31, 2006, approximately 5,200 phantom stock units were earned. As of December 31, 2006, there were approximately 10,600 phantom stock units outstanding.

Stock Option Plan

During August 1997, we instituted the 1997 Stock Option and Incentive Plan, or the 1997 Plan. The 1997 Plan was amended in December 1997, March 1998, March 1999 and May 2002. The 1997 Plan, as amended, authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, or ISOs, (ii) the grant of stock options that do not qualify, or NQSOs, (iii) the grant of stock options in lieu of cash Directors' fees and (iv) grants of shares of restricted and unrestricted common stock. The exercise price of stock options are determined by our compensation committee, but may not be less than 100% of the fair market value of the shares of our common stock on the date of grant. At December 31, 2006, approximately 0.9 million shares of our common stock were reserved for issuance under the 1997 Plan.

2005 Stock Option and Incentive Plan

Subject to adjustments upon certain corporate transactions or events, up to a maximum of 3,500,000 shares, or the Fungible Pool Limit, may be granted as Options, Restricted Stock, Phantom Shares, dividend equivalent rights and other equity-based awards under the 2005 Plan; provided that, as described below, the manner in which the Fungible Pool Limit is finally determined can ultimately result in the issuance under the 2005 Plan of up to 4,375,000 shares (subject to adjustments upon certain corporate transactions or events). Each share issued or to be issued in connection with "Full-Value Awards" (as defined below) that vest or are granted based on the achievement of certain performance goals that are based on (A) FFO growth, (B) total return to stockholders (either in absolute terms or compared with other companies in the market) or (C) a combination of the foregoing (as set forth in the 2005 Plan), shall be counted against the Fungible Pool Limit as 2.6 units. "Full-Value Awards" are awards other than Options, Stock Appreciation Rights or other awards that do not deliver the full value at grant thereof of the underlying shares (e.g., Restricted Stock). Each share issued or to be issued in connection with any other Full-Value Awards shall be counted against the Fungible Pool Limit as 3.9 units. Options, Stock Appreciation Rights and other awards that do not deliver the value at grant thereof of the underlying shares and that expire 10 years from the date of grant shall be counted against the Fungible Pool Limit as one unit. Options, Stock Appreciation Rights and other awards that do not deliver the value at grant thereof of the underlying shares and that expire five years from the date of grant shall be counted against the Fungible Pool Limit as 0.8 of a unit, or 5-year option. Thus, under the foregoing rules, depending on the type of grants made, as many as 4,375,000 shares can be the subject of grants under the 2005 Plan. At the end of the third calendar year following the effective date of the 2005 Plan, (i) the three-year average of (A) the number of shares subject to awards granted in a single year, divided by (B) the number of shares of our outstanding common stock at the end of such year shall not exceed the (ii) greater of (A) 2% or (B) the mean of the applicable peer group. For purposes of calculating the number of shares granted in a year in connection with the limitation set forth in the foregoing sentence, shares underlying Full-Value Awards will be taken into account as (i) 1.5 shares if our annual common stock price volatility is 53% or higher, (ii) two shares if our annual common stock price volatility is between 25% and 52%, and (iii) four shares if our annual common stock price volatility is less than 25%. No award may be granted to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of the Company's common stock. In addition, subject to adjustment upon certain corporate transactions or events, a participant may not receive awards (with shares subject to awards being counted, depending on the type of award, in the proportions ranging from 0.8 to 3.9, as described above) in any one year covering more than 700,000 shares; thus, under this provision, depending on the type of grant involved, as many as 875,000 shares can be the subject of option grants to any one person in any year, and as many as 269,230 shares may be granted as restricted stock (or be the subject of other Full-Value Grants) to any one person in any year. If an option or other award granted under the 2005 Plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Shares of our common stock distributed under the 2005 Plan may be treasury shares or authorized but unissued shares. Unless the 2005 Plan is previously terminated by the Board, no new Award may be granted under the 2005 Plan after the tenth anniversary of the date that such 2005 Plan was initially approved by the Board. At December 31, 2006, approximately 1.1 million shares of our common stock, calculated on a weighted average basis, were available for issuance under the 2005 Plan, or 1.4 million if all shares available under the 2005 Plan were issued as five-year options.

Options granted under the plans are exercisable at the fair market value on the date of grant and, subject to termination of employment, generally expire ten years from the date of grant, are not transferable other than on death, and are generally exercisable in three to five annual installments commencing one year from the date of grant.

A summary of the status of our stock options as of December 31, 2006, 2005 and 2004 and changes during the years then ended are presented below:

	2006		2005		2004	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	1,731,258	$ 41.25	2,169,762	$29.39	3,250,231	$26.80
Granted	403,500	$103.30	466,203	$65.22	132,333	$43.77
Exercised	(444,449)	$ 32.29	(888,374)	$27.34	(1,080,835)	$23.40
Lapsed or cancelled	(44,666)	$ 40.58	(16,333)	$38.87	(131,967)	$28.67
Balance at end of year	1,645,643	$ 58.77	1,731,258	$41.25	2,169,762	$29.39
Options exercisable at end of year	597,974	$ 52.72	599,828	$50.57	789,785	$26.54
Weighted average fair value of options granted during the year	$7,805,000		$3,538,000		$ 475,000	

The weighted average fair value of restricted stock granted during the year was approximately $7.9 million.

All options were granted within a price range of $18.44 to $134.95. The remaining weighted average contractual life of the options was 7.4 years.

Earnings Per Share

Earnings per share for the years ended December 31, is computed as follows (in thousands):

Numerator (Income)	2006	2005	2004
Basic Earnings:			
Income available to common stockholders	$200,844	$137,544	$193,172
Effect of Dilutive Securities:			
Redemption of units to common shares	11,436	8,222	11,352
Stock options	–	–	–
Diluted Earnings:			
Income available to common stockholders	$212,280	$145,766	$204,524

Denominator Weighted Average (Shares)	2006	2005	2004
Basic Shares:			
Shares available to common stockholders	44,593	41,793	39,171
Effect of Dilutive Securities:			
Redemption of units to common shares	2,511	2,499	2,302
Stock-based compensation plans	1,391	1,212	1,605
Diluted Shares	48,495	45,504	43,078

15. MINORITY INTEREST

The unit holders represent the minority interest ownership in our operating partnership. As of December 31, 2006 and 2005, the minority interest unit holders owned 5.1% (2,693,900 units) and 5.4% (2,426,786 units) of our operating partnership, respectively. At December 31, 2006, 2,693,900 shares of our common stock were reserved for the conversion of units of limited partnership interest in our operating partnership.

In June 2006, our operating partnership issued 490,475 units of limited partnership interest in connection with the 2005 Outperformance Plan.

In October 2004, our operating partnership issued 306,000 units of limited partnership interest in connection with the acquisition of 625 Madison Avenue.

16. BENEFIT PLANS

The building employees are covered by multi-employer defined benefit pension plans and post-retirement health and welfare plans. Contributions to these plans amounted to approximately $5.5 million, $4.6 million and $3.4 million during the years ended December 31, 2006, 2005 and 2004, respectively. Separate actuarial information regarding such plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit.

Executive Stock Compensation

During July 1998, we issued 150,000 shares in connection with an employment contract. These shares vested annually at rates of 15% to 35% and were recorded at fair value. At December 31, 2005, all of these shares had vested. We recorded compensation expense of approximately $151,000 and $604,000 for the years ended December 31, 2005 and 2004, respectively.

Effective January 1, 1999, we implemented a deferred compensation plan, or the Deferred Plan, covering certain of our employees, including our executives. In connection with the Deferred Plan, we issued 102,826, 251,293 and 351,750 restricted shares in 2006, 2005 and 2004, respectively. The shares issued under the Deferred Plan were granted to certain employees, including our executives and vesting will occur annually upon our meeting established financial performance criteria. Annual vesting occurs at rates ranging from 15% to 35% once performance criteria are reached. As of December 31, 2006, 595,616 of these shares had vested and 136,233 had been retired. We recorded compensation expense of approximately $9.6 million, $4.3 million and $7.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

401(K) Plan

During August 1997, we implemented a 401(K) Savings/Retirement Plan, or the 401(K) Plan, to cover eligible employees of ours, and any designated affiliate. The 401(K) Plan permits eligible employees to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(K) Plan. During 2000, we amended our 401(K) Plan to include a matching contribution, subject to ERISA limitations, equal to 50% of the first 4% of annual compensation deferred by an employee. During 2003, we amended our 401(K) Plan to provide for discretionary matching contributions only. For 2006, a matching contribution equal to 50% of the first 6% of annual compensation was made. For the years ended December 31, 2006, 2005 and, 2004, we made matching contributions of approximately $320,000, $270,000 and $149,000, respectively.

17. COMMITMENTS AND CONTINGENCIES

We and our operating partnership are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business. Management believes the costs, if any, incurred by us and our operating partnership related to this litigation will not materially affect our financial position, operating results or liquidity.

We entered into employment agreements with certain executives. Five executives have employment agreements, which expire between February 2007 and January 2010. The minimum cash-based compensation, including base salary and guaranteed bonus payments, associated with these employment agreements totals approximately $3.2 million for 2007.

During March 1998, we acquired an operating sub-leasehold position at 420 Lexington Avenue. The operating sub-leasehold position requires annual ground lease payments totaling $6.0 million and sub-leasehold position payments totaling $1.1 million (excluding an operating sub-lease position purchased January 1999). The ground lease and sub-leasehold positions expire in 2008.

The property located at 711 Third Avenue operates under an operating sub-lease, which expires in 2083. Under the sub-lease, we are responsible for ground rent payments of $1.55 million annually through July 2011 on the 50% portion of the fee we do not own. The ground rent is reset after July 2011 based on the estimated fair market value of the property. We have an option to buy out the sub-lease at a fixed future date.

The property located at 461 Fifth Avenue operates under a ground lease (approximately $2.1 million annually) with a term expiration date of 2027 and with two options to renew for an additional 21 years each, followed by a third option for 15 years. We also have an option to purchase the ground lease for a fixed price on a specific date.

The property located at 625 Madison Avenue operates under a ground lease (approximately $4.6 million annually) with a term expiration date of 2022 and with two options to renew for an additional 23 years.

The property located at 1604 Broadway operates under a ground lease that was extended from 2019 to 2036 as part of the acquisition. Annual ground rent payments are approximately $2.4 million through July 2011, $2.5 million through July 2014, $2.7 million through July 2016 and $3.0 million through July 2036. We have a 50% interest in the joint venture with Jeff Sutton.

In April 1988, the SL Green predecessor entered into a lease agreement for property at 673 First Avenue, which has been capitalized for financial statement purposes. Land was estimated to be approximately 70% of the fair market value of the property. The portion of the lease attributed to land is classified as an operating lease and the remainder as a capital lease. The initial lease term is 49 years with an option for an additional 26 years. Beginning in lease years 11 and 25, the lessor is entitled to additional rent as defined by the lease agreement.

We continue to lease the 673 First Avenue property, which has been classified as a capital lease with a cost basis of $12.2 million and cumulative amortization of $4.7 million and $4.4 million at December 31, 2006 and 2005, respectively.

The following is a schedule of future minimum lease payments under capital leases and non-cancelable operating leases with initial terms in excess of one year as of December 31, 2006 (in thousands):

December 31,	Capital lease	Non-cancelable operating leases
2007	$ 1,416	$ 20,696
2008	1,416	20,696
2009	1,416	20,696
2010	1,451	20,697
2011	1,555	19,959
Thereafter	50,314	356,355
Total minimum lease payments	57,568	$459,099
Less amount representing interest	(41,174)	
Present value of net minimum lease payments	$ 16,394	

18. FINANCIAL INSTRUMENTS: DERIVATIVES AND HEDGING

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," we recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS No. 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows.

The following table summarizes the notional and fair value of our derivative financial instruments at December 31, 2006. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Swap	$ 65,000	4.330%	9/2006	6/2008	$ 691
Interest Rate Swap	$100,000	4.060%	12/2003	12/2007	1,037
Interest Rate Swap	$ 35,000	4.113%	12/2004	6/2008	479
Interest Rate Swap	$100,000	4.650%	5/2006	12/2008	693
Interest Rate Swap	$125,000	4.352%	9/2006	8/2009	1,945
Interest Rate Swap	$ 60,000	3.770%	5/2005	1/2007	10
Interest Rate Swap	–	4.364%	1/2007	5/2010	1,079
Interest Rate Cap	$ 12,580	6.600%	8/2005	9/2007	–
Interest Rate Cap	$112,700	6.000%	7/2006	8/2008	23
Interest Rate Cap	$175,000	6.000%	9/2006	9/2007	1
Interest Rate Swap	$150,000	5.125%	1/2007	1/2017	422
Interest Rate Swap	$200,000	5.073%	1/2007	1/2017	1,370

On December 31, 2006, the derivative instruments were reported as an asset at their fair value of approximately $7.8 million. This is included in Other Assets on the consolidated balance sheet at December 31, 2006. Offsetting adjustments are represented as deferred gains or losses in Accumulated Other Comprehensive Income of $14.0 million, including a gain of approximately $7.2 million from the settlement of a forward swap, which is being amortized over the ten-year term of its related mortgage obligation from December 2003. Currently, all of our derivative instruments are designated as effective hedging instruments.

Over time, the realized and unrealized gains and losses held in Accumulated Other Comprehensive Income will be reclassified into earnings as a reduction to interest expense in the same periods in which the hedged interest payments affect earnings. We estimate that approximately $5.5 million of the current balance held in Accumulated Other Comprehensive Income will be reclassified into earnings within the next 12 months.

We are hedging exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on existing debt.

19. ENVIRONMENTAL MATTERS

Our management believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on our financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of the properties were sold.

20. SEGMENT INFORMATION

We are a REIT engaged in acquiring, owning, repositioning, managing and leasing commercial office properties in Manhattan and have two reportable segments, office real estate and structured finance investments. Our investment in Gramercy and its related earnings are included in the structured finance segment. We evaluate real estate performance and allocate resources based on contribution to income from continuing operations.

Our real estate portfolio is primarily located in the geographical market of Manhattan. The primary sources of revenue are generated from tenant rents and escalations and reimbursement revenue. Real estate property operating expenses consist primarily of security, maintenance, utility costs, real estate taxes and ground rent expense (at certain applicable properties). See Note 5 for additional details on our structured finance investments.

Selected results of operations for the years ended December 31, 2006, 2005 and 2004, and selected asset information as of December 31, 2006 and 2005, regarding our operating segments are as follows (in thousands):

	Real Estate Segment	Structured Finance Segment	Total Company
Total revenues			
Year ended:			
December 31, 2006	**$ 456,337**	**$ 95,940**	**$ 552,277**
December 31, 2005	359,614	64,575	424,189
December 31, 2004	287,411	41,594	329,005
Income from continuing operations:			
Year ended:			
December 31, 2006	**$ 57,484**	**$ 65,042**	**$ 122,526**
December 31, 2005	73,821	43,218	117,039
December 31, 2004	74,280	32,503	106,783
Total assets			
As of:			
December 31, 2006	**$4,068,571**	**$563,656**	**$4,632,227**
December 31, 2005	2,813,232	496,545	3,309,777

Income from continuing operations represents total revenues less total expenses for the real estate segment and total revenues less allocated interest expense for the structured finance segment. Interest costs for the structured finance segment are imputed assuming 100% leverage at our unsecured revolving credit facility borrowing cost. We do not allocate marketing, general and administrative expenses (approximately $65.7 million, $44.2 million and $30.3 million for the years ended December 31, 2006, 2005 and 2004, respectively) to the structured finance segment, since it bases performance on the individual segments prior to allocating marketing, general and administrative expenses. All other expenses, except interest, relate entirely to the real estate assets.

There were no transactions between the above two segments.

The table below reconciles income from continuing operations before minority interest to net income available to common stockholders for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	Years ended December 31,		
	2006	2005	2004
Income from continuing operations before minority interest	$130,191	$112,109	$ 90,091
Equity in net gain on sale of unconsolidated joint venture/partial interest	–	11,550	22,012
Gain on sale of partial interest	3,451	–	–
Minority interest in operating partnership attributable to continuing operations	(5,906)	(5,811)	(5,320)
Minority interest in other partnerships	(5,210)	(809)	–
Net income from continuing operations	122,526	117,039	106,783
Income from discontinued operations, net of minority interest	4,217	6,505	12,277
Gain on sale of discontinued operations, net of minority interest	93,976	33,875	90,370
Net income	220,719	157,419	209,430
Preferred stock dividends and accretion	(19,875)	(19,875)	(16,258)
Net income available for common stockholders	$200,844	$137,544	$193,172

21. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table provides information on non-cash investing and financing activities (in thousands):

	Years ended December 31,	
	2006	2005
Issuance of common stock as deferred compensation	$ 8,215	$9,210
Redemption of units and dividend reinvestments	19,448	23,810
Derivative instruments at fair value	(231)	7,980
Fair value of above and below market leases (SFAS No. 141) in connection with acquisitions	8,997	4,408
Tenant improvements payable	12,649	7,637
Assumption of joint venture interest	–	9,952
Exchange of joint venture interest for structured finance investment	–	6,175
Real estate investments consolidated under FIN 46R	–	3,284
Transfer of real estate to joint venture	237,918	–
Assignment of mortgage to joint venture	260,859	–
Assignment of minority interest to joint venture	5,750	–
Issuance of preferred units	63,891	–
Assumption of mortgage loan upon acquisition of real estate	102,000	–
Assumption of other liabilities	3,725	–
Minority interest investment in consolidated joint venture	19,163	–

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

As a result of the adoption of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections," we are providing updated summary selected quarterly financial information, which is included below reflecting the prior period reclassification as discontinued operations of the properties classified as held for sale during 2006.

Quarterly data for the last two years is presented in the tables below (in thousands).

2006 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$159,536	$138,355	$132,784	$121,327
Income net of minority interest and before gain on sale	30,876	27,432	32,243	27,676
Equity in net gain on sale of joint venture property	–	–	–	–
Gain on sale of partial interest	3,451	–	–	–
Discontinued operations	–	1,595	1,786	1,025
Gain on sale of discontinued operations	–	94,631	–	–
Net income before preferred dividends	34,327	123,658	34,029	28,701
Preferred stock dividends	(4,969)	(4,969)	(4,969)	(4,969)
Income available to common stockholders	$ 29,358	$118,689	$ 29,060	$ 23,732
Net income per common share – Basic	$ 0.62	$ 2.62	$ 0.67	$ 0.55
Net income per common share – Diluted	$ 0.62	$ 2.53	$ 0.65	$ 0.54

2005 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$110,136	$116,263	$102,297	$97,142
Income net of minority interest and before gain on sale	23,828	29,333	26,014	26,326
Equity in net gain on sale of joint venture property	–	11,550	–	–
Discontinued operations	1,977	1,416	1,561	1,553
Gain on sale of discontinued operations	–	–	33,864	–
Net income before preferred dividends	25,805	42,299	61,439	27,879
Preferred stock dividends and accretion	(4,969)	(4,969)	(4,969)	(4,969)
Income available to common stockholders	$ 20,836	$ 37,330	$ 56,470	$22,910
Net income per common share – Basic	$ 0.49	$ 0.89	$ 1.35	$ 0.56
Net income per common share – Diluted	$ 0.48	$ 0.87	$ 1.31	$ 0.54

23. SUBSEQUENT EVENTS

In January 2007, we acquired Reckson Associates Realty Corp. for approximately $6.0 billion, inclusive of transaction costs. Simultaneously, we sold approximately $2.0 billion of the Reckson assets to an asset purchasing venture which includes certain former members of Reckson's senior management. The transaction includes the acquisition of 30 properties encompassing approximately 9.2 million square feet, of which five properties encompassing approximately 4.2 million square feet are located in Manhattan. In connection with the acquisition, we issued approximately 9.0 million shares of our common stock, closed on $298.0 million of new mortgage financing and a $500.0 million term loan, and assumed approximately $238.6 million of mortgage debt, approximately $967.8 million of public unsecured notes and approximately $287.5 million of public convertible debt. In connection with the Reckson acquisition, we made loans totaling $215.0 million to the asset purchasing venture. We may syndicate all or a portion of these loans.

In January 2007, we exercised the accordion feature in our unsecured revolving line of credit. As a result, the capacity under the unsecured revolver increased by $300.0 million to $800.0 million.

On January 29, 2007, we completed a refinancing of the first mortgage loan on 485 Lexington Avenue for $450.0 million. The ten-year interest only mortgage has an effective interest rate of 5.566%. The mortgage matures in February 2017.

On January 30, 2007, a joint venture between our company, SITQ and SEB announced that it is selling One Park Avenue for $550.0 million. We expect to receive approximately $108.0 million in proceeds from the sale, a substantial portion of which will represent an incentive distribution under our joint venture arrangement with SEB. The proceeds may be utilized in a tax efficient 1031-exchange. The sale, which is subject to customary closing conditions, is expected to close in the first quarter of 2007.

On January 30, 2007, we announced that we have entered into an agreement to sell 70 West 36th Street for $61.5 million. The sale, which is subject to customary closing conditions, is expected to close in the first quarter of 2007. The proceeds may be utilized in a tax efficient 1031-exchange.

In January 2007, we acquired 300 Main Street in Stamford, Connecticut and 399 Knollwood Road in White Plains, New York for approximately $46.6 million, inclusive of 50,000 square feet of garage parking at 300 Main Street, from affiliates of RPW Group. These properties are being managed and leased by our management team and by the former Reckson management team located in White Plains, NY.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
SL Green Realty Corp.

We have audited management's assessment, included in the accompanying "Report of Management - Management's Report on Internal Control over Financial Reporting," that SL Green Realty Corp. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SL Green Realty Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that SL Green Realty Corp. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, SL Green Realty Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SL Green Realty Corp. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006 of SL Green Realty Corp. and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
SL Green Realty Corp.

We have audited the accompanying consolidated balance sheets of SL Green Realty Corp. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of SL Green Realty Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SL Green Realty Corp. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, SL Green Realty Corp. adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" and EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SL Green Realty Corp.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 28, 2007

REPORT OF MANAGEMENT

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in our internal control over financial reporting during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reports.



Marc Holliday
Chief Executive Officer



Gregory F. Hughes
Chief Financial Officer

CORPORATE DIRECTORY



DIRECTORS – NON-OFFICERS

John H. Alschuler, Jr.
Executive Committee; Audit Committee; Compensation Committee, Chairman; Nominating and Corporate Governance Committee; President, Hamilton, Rabinowitz & Alschuler, Inc.

Edwin Thomas Burton, III
Audit Committee, Chairman; Compensation Committee; Nominating and Corporate Governance Committee; Professor of Economics, University of Virginia

John S. Levy
Audit Committee; Compensation Committee, Nominating and Corporate Governance Committee, Chairman; Private Investor

OFFICERS

Stephen L. Green
Chairman of the Board; Executive Officer
Executive Committee

Marc Holliday
Chief Executive Officer; Director, Executive Committee

Gregory F. Hughes
Chief Financial Officer

Andrew W. Mathias
Chief Investment Officer

Andrew S. Levine
General Counsel, Executive Vice President and Corporate Secretary

COUNSEL
Clifford Chance US LLP
New York, NY

AUDITORS
Ernst & Young LLP
New York, NY

REGISTRAR & TRANSFER AGENT
The Bank of New York

Address Shareholder Inquiries To:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
800-524-4458
610-382-7833
(Outside the U.S.)
888-269-5221
(Hearing Impaired-TDD Phone)
E-mail: Shareowners@bankofny.com
Web Site: http://www.stockbny.com

Send Certificates For Transfer and Address Changes To:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

STOCK LISTING
NYSE Symbol: SLG, SLG PrC, SLG PrD

INVESTOR RELATIONS
420 Lexington Avenue
New York, NY 10170
Tel: 212-216-1601
E-mail: investor.relations@slgreen.com

ANNUAL REPORT, FORM 10-K
To request a copy of the annual report on Form 10-K, free of charge, from the Company, contact Investor Relations.

ANNUAL MEETING
Thursday, May 24, 2007, 10:00 a.m.
at the Grand Hyatt New York Hotel,
Park Avenue at Grand Central Terminal,
109 East 42nd Street,
New York, New York

SHAREHOLDERS
On March 31, 2007, the Company had approximately 40,000 shareholders.

EXECUTIVE OFFICES
420 Lexington Avenue
New York, NY 10170
Tel: 212-594-2700
Fax: 212-216-1785
www.slgreen.com

STOCK MARKET INFORMATION

Our common stock began trading on the New York Stock Exchange, or the NYSE, on August 15, 1997 under the symbol "SLG." On February 28, 2007, the reported closing sale price per share of common stock on the NYSE was $145.98 and there were approximately 362 holders of record of our common stock. The table below sets forth the quarterly high and low closing sales prices of the common stock on the NYSE and the distributions paid by us with respect to the periods indicated.

	2006			2005		
Quarter Ended	High	Low	Dividends	High	Low	Dividends
March 31	$103.09	$ 77.70	$0.60	$59.74	$52.70	$0.54
June 30	$109.47	$ 95.31	$0.60	$66.05	$55.38	$0.54
September 30	$115.90	$107.17	$0.60	$70.10	$64.76	$0.54
December 31	$139.50	$112.37	$0.70	$77.14	$63.80	$0.60

We submitted a Section 12(a) CEO Certification to the NYSE. In addition, we have filed with the SEC the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2006.


420 Lexington Avenue
New York, New York 10170
212 594 2700
WWW.SLGREEN.COM



DESIGN BY ADDISON WWW.ADDISON.COM
PORTRAIT PHOTOGRAPHY BY CHRIS BUCK
ARCHITECTURAL PHOTOGRAPHY BY OFER WOLBERGER

END